SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

HANOVER DIRECT, INC.

(Name of the Issuer)

Chelsey Acquisition, Inc.

Chelsey Direct, LLC

Chelsey Finance, LLC

Chelsey Capital Profit Sharing Plan

DSJ International Resources Ltd.

William Wachtel

Stuart Feldman

(Name of Persons Filing Statement)

Common Stock, $.0.01 par value per share

(Title of Class of Securities)

410783302

(CUSIP Number of Class of Securities)

Daniel J. Barsky, Esq.

Senior Vice President, General Counsel and Secretary

Hanover Direct, Inc.

1500 Harbor Boulevard

Weehawken, New Jersey 07086

(201) 272-3425

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Persons Filing Statement)

With copies to:

Martin Nussbaum, Esq.

Dechert LLP

30 Rockefeller Plaza

New York, NY 10112-22000

212-698-3500

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an Proxy Statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or Proxy Statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of filing fee:
Transaction Valuation:$1,765,403.50*	Amount of Filing Fee: $188.90

* For purposes of calculating the filing fee only. The transaction valuation is determined based upon the product of (i) 7,061,614 shares of common stock of Hanover Direct, Inc. outstanding on December 11, 2006 (which excludes treasury shares and shares owned by Chelsey Direct, LLC and its affiliates that will be cancelled in connection with the merger), and (ii) the merger consideration of $0.25 per share of common stock (equal to $1,765,403.50). There are no outstanding stock options to purchase shares of Hanover Direct, Inc. common stock with a per share exercise price less than $0.25. The amount of the filing fee, calculated in accordance with Rule 0-11(c) under the Securities Exchange Act of 1934, was determined by multiplying 0.000107 by the aggregate transaction valuation of $1,765,403.50.

☒    Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $188.90

Form or Registration No.: Schedule 14A

Filing Party: Hanover Direct, Inc.

Date Filed: December 15, 2006

Introduction

This Amendment No. 2 to Rule 13e-3 Transaction Statement (this “Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Hanover Direct, Inc., a Delaware corporation (“Hanover,” the “Issuer” or the “Company”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Chelsey Direct, LLC, a Delaware limited liability company (“Chelsey”), (3) Chelsey Acquisition , Inc. a Delaware corporation and a wholly owned subsidiary of Chelsey (“MergerCo”), (4) Chelsey Capital Profit Sharing Plan (the “Chelsey Plan”), is the sole member of Chelsey and Chelsey Finance, LLC, (5) DSJ International Resources Ltd. (“DSJI”), a New York corporation, the sponsor of the Chelsey Plan, (6) Chelsey Finance, LLC, a New York limited liability company (“Chelsey Finance”), wholly owned by the Chelsey Plan and is a stockholder of Hanover, (7) William Wachtel, the Chairman of the board of directors of Hanover, the sole Manager of Chelsey and the sole officer and director of MergerCo and (8) Stuart Feldman, a director of Hanover, the sole officer and director of DSJI and a principal beneficiary of the Chelsey Plan (together with Hanover, Chelsey, MergerCo, the Chelsey Plan, DSJI, Chelsey Finance and William Wachtel, the “Filing Persons”).

This Statement relates to the Agreement and Plan of Merger dated as of November 27, 2006 (the “Merger Agreement”) by and among Chelsey, MergerCo and the Company. The Merger Agreement provides, among other things, for the merger of MergerCo into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”). In the Merger, (a) each outstanding share of Common Stock of the Company will be converted into the right to receive $0.25 in cash, without interest and less withholding taxes (except that any shares held by Chelsey or any Chelsey affiliate or held in the Company’s treasury which will be canceled) and (b) each outstanding share of Series C Preferred Stock, par value $.01 per share (the “Series C Preferred”) of the Company will be cancelled and (c) the warrant held by Chelsey to acquire 10,529,366 shares of Common Stock will be cancelled.

Concurrently with the filing of this Statement, the Company is filing with the SEC an amended proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated herein by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.

All information contained in, or incorporated herein by reference into, this Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 1. SUMMARY TERM SHEET.

The information in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth on the cover page of the Proxy Statement and in the Proxy Statement under the captions “SUMMARY TERM SHEET - The Companies” and “PARTIES INVOLVED IN THE PROPOSED MERGER” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “INFORMATION CONCERNING THE ANNUAL MEETING AND THE MERGER,” “SUMMARY TERM SHEET – The Companies” and on the cover page of the Proxy Statement is incorporated herein by reference.

(c)-(d) The information set forth in the Proxy Statement under the caption “COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Proxy Statement under the captions “TRANSACTIONS IN HANOVER COMMON STOCK” and “EXECUTIVE COMPENSATION” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)-(b) The information set forth in the Proxy Statement under the captions “PARTIES INVOLVED IN THE PROPOSED MERGER,” “INFORMATION REGARDING THE CHELSEY GROUP,” “SUMMARY TERM SHEET – The Companies, – the Merger and – Interests of Certain Persons in the Merger,” SPECIAL FACTORS – Interests of Certain Persons in the Merger and – Purposes and Plans for Hanover After the Merger” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(c) “PARTIES INVOLVED IN THE PROPOSED MERGER,” “INFORMATION REGARDING THE CHELSEY GROUP,” “ELECTION OF DIRECTORS” and “EXECUTIVE COMPENSATION – Executive Officers,” “SUMMARY TERM SHEET – Interests of Certain Persons in the Merger,” SPECIAL FACTORS – Interests of Certain Persons in the Merger, and – Purposes and Plans for Hanover After the Merger” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) (1). Not applicable.

(a) (2). The information set forth in the Proxy Statement and under the following captions in incorporated herein by reference: “SUMMARY TERM SHEET– the Merger, – Going Private Transaction and –Information Regarding the Annual Meeting,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE ANNUAL MEETING – Vote Required,” “SPECIAL FACTORS – Background of the Merger, – Recommendation of the Board of Directors; Reasons for the Merger, – Valuation Analysis Of Goldsmith, Agio, Helms & Lynner, – Chelsey’s Purpose, Reasons For and Structure of the Merger, – Position of Chelsey as to Fairness of the Merger, – Interests of Certain Person in the Merger, – Certain Effects of the Merger, – Accounting Treatment and – Material United States Federal Income Tax Consequences” and “THE MERGER AGREEMENT.” Appendix A to the Proxy Statement is also incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – The Merger; Going Private Transaction,” “SPECIAL FACTORS – Certain Effects Of The Merger, – Interests of Certain Persons in the Merger and – Purposes and Plans for Hanover after the Merger,” “THE MERGER AGREEMENT,” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET– Appraisal Rights” and “APPRAISAL RIGHTS” is incorporated herein by reference. Appendix B to the Proxy Statement is also incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS -Recommendation of the Board of Directors; Reasons for the Merger and – Provision for Unaffiliated Stockholders” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background of the Merger, – Interests of Certain Persons in the Merger,” “TRANSACTIONS IN HANOVER COMMON STOCK,” “PAST TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS,” “RELATED PARTY TRANSACTIONS,” “EXECUTIVE COMPENSATION – Information Regarding Executive Compensation, – Stock Options and Stock Appreciation Rights, – Employment Contracts, Termination of Employment and Change-in-Control Arrangements” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions SPECIAL FACTORS – Background of the Merger, -Recommendation of the Board of Directors; Reasons for the Merger, – Chelsey’s Purpose; Reasons For and Structure of the Merger, – Position of Chelsey as to Fairness of the Merger, – Certain Effects of the Merger and – Purposes and Plans for Hanover After the Merger,” “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS,” “RELATED PARTY TRANSACTIONS,” “CERTAIN LEGAL PROCEEDINGS REGARDING THE MERGER,” “ELECTION OF DIRECTORS” and “CORPORATE GOVERNANCE AND BOARD COMMITTEES” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – the Merger; Going Private Transaction and – Interests of Certain Persons in the Merger,” “SPECIAL FACTORS – Background of the Merger, – Recommendation of the Board of Directors; Reasons for the Merger, – Chelsey’s Purpose; Reasons For and Structure of the Merger and – Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT,” “EXECUTIVE COMPENSATION – Information Regarding Executive Compensation, – Stock Options and Stock Appreciation Rights and – Employment Contracts, Termination of Employment and Change-in-Control Arrangements,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” and “RELATED PARTY TRANSACTIONS” is incorporated herein by reference. Appendices A and B to the Proxy Statement are also incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - the Merger; Going Private Transaction,” and “SPECIAL FACTORS – Background of the Merger, – Recommendation of the Board of Directors; Reasons for the Merger, – Chelsey’s Purpose; Reasons For and Structure of the Merger, – Position of Chelsey as to Fairness of the Merger, – Certain Effects of the Merger and – Purposes and Plans for Hanover After the Merger” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – The Merger; Going Private Transaction,” “SPECIAL FACTORS – Certain Effects of the Merger and – Purposes and Plans for Hanover After the Merger,” “THE MERGER AGREEMENT” and “INFORMATION REGARDING THE CHELSEY GROUP” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – The Merger; Going Private Transaction,” “SPECIAL FACTORS – Background of the Merger, – Chelsey’s Purpose; Reasons For and Structure of the Merger, and – Purposes and Plans for Hanover After the Merger” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – The Merger; Going Private Transaction,” SPECIAL FACTORS – Background of the Merger, – Recommendation of the Board of Directors; Reasons for the Merger, – Chelsey’s Purpose; Reasons For and Structure of the Merger and – Purposes and Plans for Hanover After the Merger” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – The Merger; Going Private Transaction,” “SPECIAL FACTORS – Background of the Merger, – Recommendation of the Board of Directors; Reasons for the Merger, – Chelsey’s Purpose; Reasons For and Structure of the Merger, – Position of Chelsey as to Fairness of the Merger, – Certain Effects of the Merger and – Purposes and Plans for Hanover After the Merger” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – The Merger; Going Private Transaction,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” and “SPECIAL FACTORS – Certain Effects of the Merger, – Chelsey’s Purpose; Reasons For and Structure of the Merger, – Position of Chelsey as to Fairness of the Merger, – Purposes and Plans for Hanover After the Merger, – Interests of Certain Persons in the Merger and – Material United States Federal Income Tax Consequences” and “THE MERGER AGREEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Recommendation, – Valuation Analysis of Goldsmith, Agio, Helms & Lynner, LLC and – Reasons for the Merger”,

“QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER”, “SPECIAL FACTORS – Background of the Merger, – Recommendations of the Board of Directors, Reasons for the Merger, – Valuation Analysis Of Goldsmith Agio, Helms & Lynner, – Chelsey’s Purpose; Reasons for and Structure of the Merger, – Position of Chelsey as to Fairness of the Merger, – Certain Effects of the Merger, – Purpose and Plans for Hanover after the Merger and – Interests of Certain Persons in the Merger,” “INFORMATION CONCERNING THE ANNUAL MEETING,” “THE MERGER AGREEMENT,” “SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION,” “FINANCIAL PROJECTIONS,” “COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement and Exhibit (c) attached hereto are also incorporated herein by reference.

(c) The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE ANNUAL MEETING – Record Date and Quorum Requirement, – Vote Required, – Voting on Other Matters and – Additional Voting Information,” “SPECIAL FACTORS – Background of the Merger, – Recommendation of the Board of Directors; Reasons for the Merger, – Valuation Analysis Of Goldsmith Agio, Helms & Lynner and – Position of Chelsey as to Fairness of the Merger” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET– Position and Recommendation of Board of Directors and Position of Chelsey,” “SPECIAL FACTORS – Background of the Merger, – Recommendation of the Board of Directors; Reasons for the Merger, – Position of Chelsey as to Fairness of the Merger and – Interests of Certain Persons in the Merger” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET– The Merger, – Position and Recommendation of Board of Directors and Position of Chelsey,” “SPECIAL FACTORS – Background of the Merger, – Recommendation of the Board of Directors; Reasons for the Merger, – Position of Chelsey as to Fairness of the Merger and – Interests of Certain Persons in the Merger” is incorporated herein by reference.

(f) The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background of the Merger, – Recommendation of the Board of Directors; Reasons for the Merger, – Chelsey’s Purpose; Reasons for and Structure of the Merger and – Position of Chelsey as to Fairness of Merger” is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Valuation Analysis of Goldsmith, Agio, Helms & Lynner, – Position and Recommendation of Board of Directors, Position of Chelsey” and “SPECIAL FACTORS – Background of the Merger, – Recommendation of the Board of Directors; Reasons for the Merger, – Valuation Analysis of Goldsmith, Agio, Helms & Lynner, -Discussion Materials Prepared by Houlihan Lokey and – Position of Chelsey as to Fairness of the Merger” and “WHERE YOU CAN FIND MORE INFORMATION” and “INCORPORATION BY REFERENCE” is incorporated herein by reference. Exhibit (c) attached hereto is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – The Merger and – Financing, Source of Funds,” “SPECIAL FACTORS – Financing and Source of Funds” and “THE MERGER AGREEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – the Annual Meeting,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE ANNUAL MEETING – Solicitation, Revocation and Use of Proxies” and “SPECIAL FACTORS – Fees and Expenses” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Financing, Source of Funds,” “SPECIAL FACTORS – Financing; Source of Funds” and “THE MERGER AGREEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Interests of Certain Persons in the Merger,” “SPECIAL FACTORS – Interests of Certain Persons in the Merger,” “SECURITY

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “TRANSACTIONS IN HANOVER COMMON STOCK” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN HANOVER COMMON STOCK” is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – the Merger, – Going Private Transaction, – Recommendation, – Interests of Certain Persons in the Merger, – Information Regarding the Annual Meeting,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE ANNUAL MEETING” and “SPECIAL FACTORS – Background of the Merger”, – Recommendation of the Board of Directors; Reasons for the Merger, – Position of Chelsey as to Fairness of the Merger, and – Interests of Certain Persons in the Merger” and “THE MERGER AGREEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Position and Recommendation of the Board of Directors and Position of Chelsey and – Reasons for the Merger,” “INFORMATION CONCERNING THE ANNUAL MEETING –Solicitation, Revocation and Use of Proxies” and “SPECIAL FACTORS – Background of the Merger, – Recommendations of the Board of Directors, Reasons for the Merger, – Chelsey’s Purpose; Reasons for and Structure of the Merger, – Position of Chelsey as to Fairness of the Merger and – Purposes and Plans for Hanover After the Merger” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) The information set forth in the Proxy Statement under the captions “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA,” “PRO FORMA FINANCIAL INFORMATION,” “FINANCIAL PROJECTIONS,” “WHERE YOU CAN FIND MORE INFORMATION” and “DOCUMENTS INCORPORATED HEREIN BY REFERENCE” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “PRO FORMA FINANCIAL INFORMATION” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) – (b) The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET – the Merger, – Going Private Transaction, – Position and Recommendation of Board of Directors and Position of Chelsey, – Interests of Certain Persons in the Merger,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “SPECIAL FACTORS – Background of the Merger, – Recommendations of the Board of Directors, Reasons for the Merger, – Position of Chelsey as to Fairness of the Merger, – Interests of Certain Persons in the Merger, – Purposes and Plans for Hanover After the Merger, – Financing, Source of Funds and – Fees and Expenses,” “INFORMATION CONCERNING THE ANNUAL MEETING - Solicitation, Revocation and Use of Proxies” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a) Preliminary Proxy Statement and Form of Proxy Card, including all appendices thereto, (incorporated herein by reference to the Schedule 14A Preliminary Proxy Statement filed with the SEC concurrently with this Statement).

(b) None.

(c) Valuation Analysis of Goldsmith, Agio, Helms & Lynner, LLC dated November 8, 2006 and Revised Discussion Materials prepared by Houlihan Lokey Howard & Zukin dated April 12, 2006, Updated Discussion Materials prepared by Houlihan Lokey Howard & Zukin dated May 5, 2006 and Revised Discussion Materials prepared by Houlihan Lokey Howard & Zukin dated May 24, 2006 attached hereto.

(d) Agreement and Plan of Merger, dated November 27, 2006, between Chelsey Direct, LLC, Chelsey Acquisition, Inc. and Hanover Direct, Inc. (incorporated herein by reference to Appendix A to the Schedule 14A Preliminary Proxy Statement filed with the SEC concurrently with this Statement).

(e) None.

(f) Section 262, Appraisal Rights, of the Delaware General Corporation Law (incorporated herein by reference to Appendix B to the Schedule 14A Preliminary Proxy Statement filed with the SEC concurrently with this Statement).

(g) None.

8

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 16, 2007
HANOVER DIRECT, INC. (Registrant)

By: /s/ Wayne P. Garten
Wayne. P. Garten,
President
and Chief Executive Officer
(On behalf of the registrant and as principal executive officer)

Date February 16, 2007
CHELSEY DIRECT, LLC

By: /s/ William B. Wachtel
William Wachtel, Manager
Date: February 16, 2007
CHELSEY ACQUISITION, LLC

By: /s/ William B. Wachtel
William Wachtel, Manager

Date: February 16, 2007
CHELSEY FINANCE, LLC

By: /s/ William B. Wachtel
William Wachtel, Manager

Date: February 16, 2007
DSJ INTERNATIONAL RESOURCES, LTD.

By: /s/ Stuart Feldman
Stuart Feldman, President

Date: February 16, 2007	CHELSEY PROFIT SHARING PLAN
By, DSJ International Resources, Ltd., as plan sponsor

By: /s/ Stuart Feldman
Stuart Feldman, President

Date February 16, 2007	/s/ William Wachtel
William Wachtel

Date: February 16, 2007	/s/ Stuart Feldman
Stuart Feldman

9

EXHIBIT C APRIL 12, 2006	Hanover Direct, Inc.

Confidential	Revised Discussion Materials with
the Special Committee of the Board of Directors

Houlihan Lokey Howard & Zukin
245 Park Avenue
New York, NY 10167
212-497-4100
www.hlhz.com

New York   Los Angeles   Chicago   San Francisco   Washington D.C.
Minneapolis   Dallas   Atlanta   London   Paris

i

Process

Confidential

Process

SUMMARY OF DUE DILIGENCE PERFORMED

In preparing our preliminary findings, we have:

•	Reviewed historical financial information

•	Reviewed the 2006 internal financial budget for the Company prepared by management

•	Reviewed various operational and financial analyses prepared by management

•

Held various meetings and discussions with members of the senior management of the Company (Wayne Garten, John Swatek, Charlie Pellenberg, Neil Mulhall) regarding their assessment of the past and current business operations, financial condition and future prospects (2006) of the Company

•	Reviewed the reported price and trading activity for the common stock of the Company

•	Compared financial and stock market information for the Company with similar information with respect to the securities of other publicly traded companies

•	Reviewed the financial terms of recent business combinations in the catalog/internet retail industry

•	Reviewed selected going private transactions

•	Reviewed the rights and privileges of the Company’s Series C Preferred Stock

•	Reviewed preferred stock yields for companies with similar credit statistics as Hanover

1

Confidential

Financial Performance and Projections

Confidential

Financial Performance and Projections

FINANCIAL PERFORMANCE

•	After the disappointing FY 2003, Hanover has experienced healthier revenue growth and profitability in FY 2004 and FY 2005.

Revenue

($ in Millions)

EBITDA & EBITDA Margin[1]

($ in Millions)

[1]	EBITDA and EBITDA margins are adjusted for one-time non-recurring items, but do not include public company costs addback. Source: Form 10-K and Management.

3

Confidential

Financial Performance and Projections

2006 BUDGET

•	The Company has not prepared projections beyond its 2006 budget.

•	2006 budget has yet to be approved by the Board of Directors.

•

The Company projects a decline in EBITDA for 2006. The EBITDA margin[1] for 2005 was 4.8% and is budgeted to decrease to 3.8% for 2006. Management has indicated that there are several reasons for such a decline:

•

Global Sourcing Initiatives: To lower merchandising costs and improve product mix, Hanover plans to hire additional personnel in the U.S. to source from the Far East. As a result, the travel and entertainment expenses are projected to increase by approximately $0.69 million.

•

E-Commerce Capability: Hanover’s Internet sales have experienced a much higher growth rate than the traditional mail order catalog (23.9% vs. 2.0% in FY 2005). The Company plans to invest more resources to enhance its e-commerce platform.

•

Additional Headcount: Hanover has projected to add headcount in the Human Resources and Finance functions. Overall, the Company will incur an additional $2.23 million in payroll and $0.79 million in fringe benefits.

• Paper, Printing and Postage: The Company projected an increase of $7.6 million in Catalog/Advertising cost attributed mainly to increase in paper and printing costs, as well as to the USPS postage.

[1]	EBITDA margins are adjusted for one-time non-recurring items, but do not include public company costs add-back. Source: Form 10-K and Management.

4

Confidential

Financial Performance and Projections

2006 BUDGET (CONTINUED)

•	Below is a list of costs that may be adjusted either because of their one-time nature, or the expenses will bring long term benefits to the Company:

Potential Cost Adjustments in 2006

(figures in millions)

Information Systems	$0.4
Restructuring Special Charges	$0.7
Global Sourcing Related Increase	$0.7
Increase in Payroll (excl. reclass)	$2.2
Increase in Fringe	$0.8
Public Company Costs	$2.0

$6.8

•	Information Systems: consists of increase in payroll and fringe benefits for additional positions.

•	Global Sourcing: incremental travel and entertainment expenses related to the Global Sourcing Initiatives discussed

•	Fringe and Payroll: increase headcount in Human Resources, Finance and E-Commerce departments.

5

Confidential

Financial Performance and Projections

REPRESENTATIVE LEVEL

(figures in millions)
	Fiscal Year Ended December 31,				Adjusted
	12/31/03	12/31/04	12/31/05	12/31/06	12/31/06

Reported Revenue	$370.1	$360.5	$407.4	$428.3	$428.3
Revenue Growth %		-2.6%	13.0%	5.1%	5.1%

Less: Cost of Goods Sold	$233.6	$216.9	$253.0	$262.4	$262.4

Gross Profit	$136.5	$143.6	$154.5	$165.8	$165.8
Gross Profit Margin %	36.9%	39.8%	37.9%	38.7%	38.7%

Less: Selling, General & Administrative	$136.5	$134.6	$137.4	$152.6	$152.6
Less: Special Charges	$0.2	$1.7	($0.1)	$0.0	$0.0
Add: Depreciation and Amortization	$5.7	$4.5	$3.7	$2.5	$2.5
Add: Adjustments (1)	$5.5	$7.7	$0.8	$2.7	$6.8

Adjusted EBITDA	$11.1	$19.5	$21.6	$18.4	$22.5
EBITDA Margin %	3.0%	5.4%	5.3%	4.3%	5.3%

Less: Depreciation and Amortization	$5.7	$4.5	$3.7	$2.5	$2.5

Adjusted EBIT	$5.4	$15.0	$17.9	$15.9	$20.0
EBIT Margin %	1.4%	4.2%	4.4%	3.7%	4.7%

Footnotes:

(1)	Adjustments:

Operating One-Time Charges/(Gains)					Potential Cost Adjustments
Severance and Termination Costs	$0.7	$2.6	$0.8	$0.0	Information Systems	$0.4
Special Charges	$1.3	$1.5	($0.1)	$0.7	Restructuring Special Charges	$0.7
Facility Exit Costs	$0.0	$0.2	$0.0	$0.0	Global Sourcing Related Increase	$0.7
Compensation Continuation Agreement Costs	$3.1	$0.0	$0.0	$0.0	Increase in Payroll (excl. reclass)	$2.2
Change in Vacation of Sick Policy	($1.6)	$0.0	$0.0	$0.0	Increase in Fringe	$0.8
Other Adjustsments					Public Company Costs (2)	$2.0
Legal and Audit Fees related to Restatement	$0.0	$0.6	$2.6	$0.0
Class Action Litigation Reserve	$0.0	$0.5	$0.0	$0.0
Rakesh Kaul Accrual	$0.0	$0.2	($4.5)	$0.0
Company Adjustments
Public Company Costs (2)	$2.0	$2.0	$2.0	$2.0

Total Adjustments	$5.5	$7.7	$0.8	$2.7		$6.8

(2)	Based on discussion with Management.

6

Confidential

Valuation Implications

Confidential

Valuation Implications

CHELSEY OFFER

(figures in millions, except per share data)

Chelsey Offer Price	$1.25
Shares Outstanding (1)	32.7

Equity Value	$40.9
Add: Net Debt (2)	30.0
Add: Preferred Stock (3)	57.5

Enterprise Value	$128.3

2005 Adjusted EBITDA (4)	$21.6

Implied 2005 EBITDA Multiple	5.9x

2006 Adjusted EBITDA per Budget (4)	$18.4

Implied 2006 EBITDA Multiple	7.0x

2006 Adjusted EBITDA with Addbacks (4)	$22.5

Implied 2006 EBITDA Multiple	5.7x

Implied Multiple Analysis

EBITDA Multiples

[1]	Includes in-the-money options based on treasury method.

[2]	In calculating Net Debt, average Revolver balance for the past four quarters is used.

[3]	Liquidation preference plus accrued dividends as of 3/31/06.

[4]	Public company costs of $2.0 million per year have been eliminated, increasing EBITDA.

[5]	Comparable companies include: Coldwater Creek, Charming Shoppes, Blyth, Alloy and J Jill.

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Valuation Implications

PUBLIC SHAREHOLDER CONSIDERATION RECEIVED

(figures in millions, except share data)

2005 Adjusted EBITDA						$19.6

Public Company Costs		$2.0	Public Company Costs		$1.0	Public Company Costs		$0.0
EBITDA		$21.6	EBITDA		$20.6	EBITDA		$19.6

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

5.9x	$1.25	$8.8	6.2x	$1.25	$8.8	6.6x	$1.25	$8.8

6.0x	$1.29	$9.1	6.0x	$1.10	$7.8	6.0x	$0.92	$6.5
6.5x	$1.62	$11.4	6.5x	$1.42	$10.0	6.5x	$1.22	$8.6
7.0x	$1.95	$13.8	7.0x	$1.73	$12.3	7.0x	$1.52	$10.7
7.5x	$2.27	$16.1	7.5x	$2.05	$14.5	7.5x	$1.82	$12.9
8.0x	$2.60	$18.5	8.0x	$2.36	$16.7	8.0x	$2.12	$15.0
8.5x	$2.93	$20.8	8.5x	$2.67	$19.0	8.5x	$2.41	$17.1
9.0x	$3.26	$23.2	9.0x	$2.99	$21.2	9.0x	$2.71	$19.3
9.5x	$3.59	$25.6	9.5x	$3.30	$23.5	9.5x	$3.01	$21.4
10.0x	$3.92	$27.9	10.0x	$3.61	$25.7	10.0x	$3.31	$23.5

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

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Valuation Implications

PUBLIC SHAREHOLDER CONSIDERATION RECEIVED (CONTINUED)

(figures in millions, except share data)

2006 Adjusted EBITDA per Budget						$16.4

Public Company Costs		$2.0	Public Company Costs		$1.0	Public Company Costs		$0.0
EBITDA		$18.4	EBITDA		$17.4	EBITDA		$16.4

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

7.0x	$1.25	$8.8	7.4x	$1.25	$8.8	7.8x	$1.25	$8.8

6.0x	$0.70	$4.9	6.0x	$0.52	$3.6	6.0x	$0.33	$2.3
6.5x	$0.98	$6.9	6.5x	$0.78	$5.5	6.5x	$0.58	$4.1
7.0x	$1.26	$8.9	7.0x	$1.05	$7.4	7.0x	$0.83	$5.9
7.5x	$1.54	$10.9	7.5x	$1.31	$9.3	7.5x	$1.08	$7.7
8.0x	$1.82	$12.9	8.0x	$1.58	$11.2	8.0x	$1.33	$9.4
8.5x	$2.10	$14.9	8.5x	$1.84	$13.1	8.5x	$1.58	$11.2
9.0x	$2.38	$16.9	9.0x	$2.11	$14.9	9.0x	$1.83	$13.0
9.5x	$2.66	$18.9	9.5x	$2.37	$16.8	9.5x	$2.08	$14.8
10.0x	$2.94	$20.9	10.0x	$2.64	$18.7	10.0x	$2.33	$16.5

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

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Valuation Implications

PUBLIC SHAREHOLDER CONSIDERATION RECEIVED (CONTINUED)

(figures in millions, except share data)

2006 Adjusted EBITDA with Addbacks						$ 20.5

Public Company Costs		$2.0	Public Company Costs		$1.0	Public Company Costs		$0.0
EBITDA		$22.5	EBITDA		$21.5	EBITDA		$20.5

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

5.7x	$1.25	$8.8	6.0x	$1.25	$8.8	6.3x	$1.25	$8.8

6.0x	$1.45	$10.3	6.0x	$1.27	$9.0	6.0x	$1.09	$7.7
6.5x	$1.80	$12.7	6.5x	$1.60	$11.3	6.5x	$1.40	$9.9
7.0x	$2.14	$15.2	7.0x	$1.93	$13.7	7.0x	$1.71	$12.1
7.5x	$2.48	$17.6	7.5x	$2.26	$16.0	7.5x	$2.03	$14.4
8.0x	$2.83	$20.1	8.0x	$2.58	$18.3	8.0x	$2.34	$16.6
8.5x	$3.17	$22.5	8.5x	$2.91	$20.7	8.5x	$2.65	$18.8
9.0x	$3.51	$25.0	9.0x	$3.24	$23.0	9.0x	$2.96	$21.1
9.5x	$3.85	$27.5	9.5x	$3.57	$25.4	9.5x	$3.28	$23.3
10.0x	$4.20	$29.9	10.0x	$3.89	$27.7	10.0x	$3.59	$25.5

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

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Valuation Implications

PRICE PER SHARE MATRIX

EBITDA and EBITDA Multiple Impact on Price per Share

(in millions, except per share data)

	Assumed Level of EBITDA
EBITDA Multiple		$16.5	$17.0	$17.5	$18.0	$18.5	$19.0	$19.5	$20.0	$20.5	$21.0	$21.5	$22.0	$22.5

6.0	x	$0.35	$0.45	$0.54	$0.63	$0.72	$0.81	$0.90	$1.00	$1.09	$1.18	$1.27	$1.36	$1.45
6.5	x	$0.61	$0.71	$0.80	$0.90	$1.00	$1.10	$1.20	$1.30	$1.40	$1.50	$1.60	$1.70	$1.80
7.0	x	$0.86	$0.97	$1.07	$1.18	$1.29	$1.39	$1.50	$1.61	$1.71	$1.82	$1.93	$2.04	$2.14
7.5	x	$1.11	$1.22	$1.34	$1.45	$1.57	$1.68	$1.80	$1.91	$2.03	$2.14	$2.26	$2.37	$2.48
8.0	x	$1.36	$1.48	$1.61	$1.73	$1.85	$1.97	$2.10	$2.22	$2.34	$2.46	$2.58	$2.71	$2.83
8.5	x	$1.61	$1.74	$1.87	$2.00	$2.13	$2.26	$2.39	$2.52	$2.65	$2.78	$2.91	$3.04	$3.17
9.0	x	$1.87	$2.00	$2.14	$2.28	$2.42	$2.55	$2.69	$2.83	$2.96	$3.10	$3.24	$3.38	$3.51
9.5	x	$2.12	$2.26	$2.41	$2.55	$2.70	$2.85	$2.99	$3.14	$3.28	$3.43	$3.57	$3.72	$3.85
10.0	x	$2.37	$2.52	$2.68	$2.83	$2.98	$3.14	$3.29	$3.44	$3.59	$3.75	$3.89	$4.05	$4.20

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Valuation Implications

PRICE PER SHARE MATRIX (CONTINUED)

2005 Gross Profit Margin and EBITDA Multiple Impact on Price per Share[1]

(in millions, except per share data)

		Gross Profit Margin
EBITDA Multiple		37.9%	38.2%	38.4%	38.7%	38.9%	39.2%	39.4%	39.7%	39.9%	40.2%	40.4%	40.7%	40.9%

6.0	x	$1.29	$1.47	$1.66	$1.85	$2.03	$2.22	$2.41	$2.59	$2.78	$2.97	$3.15	$3.34	$3.53
6.5	x	$1.62	$1.82	$2.02	$2.22	$2.43	$2.63	$2.83	$3.03	$3.24	$3.44	$3.64	$3.84	$4.04
7.0	x	$1.95	$2.16	$2.38	$2.60	$2.82	$3.04	$3.25	$3.47	$3.69	$3.91	$4.13	$4.34	$4.56
7.5	x	$2.27	$2.51	$2.74	$2.98	$3.21	$3.44	$3.68	$3.91	$4.14	$4.38	$4.61	$4.84	$5.08
8.0	x	$2.60	$2.85	$3.10	$3.35	$3.60	$3.85	$4.10	$4.35	$4.60	$4.85	$5.10	$5.35	$5.59
8.5	x	$2.93	$3.20	$3.46	$3.73	$3.99	$4.26	$4.52	$4.79	$5.05	$5.32	$5.58	$5.85	$6.11
9.0	x	$3.26	$3.55	$3.83	$4.11	$4.39	$4.67	$4.95	$5.23	$5.51	$5.79	$6.07	$6.35	$6.63
9.5	x	$3.59	$3.89	$4.19	$4.48	$4.78	$5.07	$5.37	$5.67	$5.96	$6.26	$6.55	$6.85	$7.14
10.0	x	$3.92	$4.24	$4.55	$4.86	$5.17	$5.48	$5.79	$6.10	$6.42	$6.73	$7.04	$7.35	$7.66

Resulting EBITDA		$21.6	$22.6	$23.6	$24.6	$25.7	$26.7	$27.7	$28.7	$29.7	$30.8	$31.8	$32.8	$33.8

[1]	Starting EBITDA in this illustration is $21.6 million, after adjustments of $0.8 million including public company costs of $2.0 million. Actual 2005 gross profit margin is 37.9%.

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Valuation Implications

PRICE PER SHARE MATRIX (CONTINUED)

2006 Gross Profit Margin and EBITDA Multiple Impact on Price per Share[1]

(in millions, except per share data)

		Gross Profit Margin
EBITDA Multiple		38.7%	39.0%	39.2%	39.5%	39.7%	40.0%	40.2%	40.5%	40.7%	41.0%	41.2%	41.5%	41.7%

6.0	x	$0.70	$0.90	$1.09	$1.29	$1.48	$1.68	$1.88	$2.07	$2.27	$2.47	$2.66	$2.86	$3.06
6.5	x	$0.98	$1.19	$1.41	$1.62	$1.83	$2.04	$2.26	$2.47	$2.68	$2.89	$3.11	$3.32	$3.53
7.0	x	$1.26	$1.49	$1.72	$1.95	$2.18	$2.41	$2.64	$2.86	$3.09	$3.32	$3.55	$3.78	$4.01
7.5	x	$1.54	$1.79	$2.03	$2.28	$2.52	$2.77	$3.01	$3.26	$3.51	$3.75	$4.00	$4.24	$4.49
8.0	x	$1.82	$2.08	$2.35	$2.61	$2.87	$3.13	$3.39	$3.66	$3.92	$4.18	$4.44	$4.70	$4.96
8.5	x	$2.10	$2.38	$2.66	$2.94	$3.22	$3.49	$3.77	$4.05	$4.33	$4.61	$4.89	$5.16	$5.44
9.0	x	$2.38	$2.68	$2.97	$3.27	$3.56	$3.86	$4.15	$4.45	$4.74	$5.04	$5.33	$5.62	$5.92
9.5	x	$2.66	$2.98	$3.29	$3.60	$3.91	$4.22	$4.53	$4.84	$5.15	$5.46	$5.77	$6.09	$6.40
10.0	x	$2.94	$3.27	$3.60	$3.93	$4.26	$4.58	$4.91	$5.24	$5.56	$5.89	$6.22	$6.55	$6.87

Resulting EBITDA		$18.4	$19.5	$20.5	$21.6	$22.7	$23.7	$24.8	$25.9	$26.9	$28.0	$29.1	$30.2	$31.2

[1]	Starting EBITDA in this illustration is $18.4 million, after adjustments of $2.7 million including public company costs of $2.0 million. Actual budgeted 2006 gross profit margin is 38.7%.

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Valuation Implications

OBSERVED MULTIPLES

Observed Multiples

EBITDA Multiples

[1]	Comparable companies include: Coldwater Creek, Charming Shoppes, Blyth, Alloy and J Jill.

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Valuation Implications

COMPARABLE PUBLIC COMPANY DEBT-FREE MULTIPLES

(figures in millions)

		EV / EBITDA					EV / EBIT

	EV (1)	FYE	LTM	NFY		EV (1)	FYE	LTM	NFY

Tier 1: Direct Marketers in Apparel and Home Fashion
Coldwater Creek Inc (2)	$2,415.1	23.9x	23.9x	18.1x	Coldwater Creek Inc (2)	2,415.1	32.6x	32.6x	30.1x
Charming Shoppes Inc(2)	$2,077.7	8.4x	8.4x	7.8x	Charming Shoppes Inc(2)	$2,077.7	13.4x	13.4x	11.6x
Blyth Inc (3)	$1,038.3	7.1x	7.1x	NA	Blyth Inc (3)	1,038.3	9.4x	9.4x	9.9x
J Jill Group Inc (2)(4)	$251.7	7.1x	9.9x	8.4x	J Jill Group Inc (2)(4)	251.7	14.8x	NMF	20.3x
Delias Inc (5)	$245.2	NMF	NMF	NA	Delias Inc (5)	245.2	NMF	NMF	NA
Alloy Inc (2)(6)	$187.7	11.1x	11.1x	9.2x	Alloy Inc (2)(6)	187.7	15.7x	15.7x	9.7x
Blair Corp (7)	$115.9	3.2x	3.2x	NA	Blair Corp (7)	115.9	4.3x	4.3x	NA

Tier 2: Direct Marketers in Other Consumer Products
Cabelas Inc (2)	$1,421.9	9.5x	9.5x	7.7x	Cabelas Inc (2)	1,421.9	12.4x	12.4x	10.6x
Sportsmans Guide Inc (2)	$204.1	10.4x	10.4x	9.0x	Sportsmans Guide Inc (2)	204.1	11.3x	11.3x	11.9x
Petmed Express Inc (2)	$144.1	11.1x	8.1x	7.9x	Petmed Express Inc (2)	$144.1	11.6x	8.3x	8.1x
Pc Mall Inc (3)	$116.5	NMF	NMF	NA	Pc Mall Inc (3)	116.5	NMF	NMF	9.2x

Low		7.1x	7.1x	7.7x	Low		9.4x	8.3x	8.1x
High		23.9x	23.9x	18.1x	High		32.6x	32.6x	30.1x

Median		10.0x	9.7x	8.4x	Median		12.9x	12.4x	10.6x
Mean		11.1x	11.0x	9.7x	Mean		15.1x	14.7x	13.5x

Tier 3: Home Fashion Retailers
Bed Bath & Beyond Inc (2)(3)	$11,492.6	11.6x	11.6x	10.7x	Bed Bath & Beyond Inc (2)(3)	$11,492.6	13.1x	13.1x	11.9x
Williams-Sonoma Inc (3)	$4,619.5	9.6x	9.6x	9.0x	Williams-Sonoma Inc (3)	$4,619.5	12.9x	12.9x	12.0x

Footnotes:

(1)	EV is calculated based on market value of equity as of April 14, 2006, plus net debt. Revolver balance is based on the average balance in the last 4 quarters.

(2)	IBES consensus projections.

(3)	IBES consensus projections. No EBITDA projection available.

(4)

On November 18, 2006 Liz Claiborne offered $18.00 per share to acquire J Jill. On February 6, 2006 Talbots topped the offer to $24.05 per share. The Enterpise Value and LTM multiples of J Jill shown here are based on November 17, 2005 share price and financial results available as of that date.

(5)	No projections available. Delis is excluded from the multiple range due to the limited trading history.

(6)	FYE / LTM financial results based on press releases.

(7)	No projections available. Blair is excluded from the multiple range.

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Valuation Implications

RISK RANKING

Size		Size		Historical Growth		Historical Growth		Projected Growth
(Revenue, millions)		(Enterprise Value, millions) (1)		(2-Year Revenue)		(1-Year Revenue)		(1-Year Revenue)

Charming Shoppes Inc	$2,756	Coldwater Creek Inc	$2,415	Coldwater Creek Inc	23.3%	Coldwater Creek Inc	33.5%	Coldwater Creek Inc	25.9%
Cabelas Inc	$1,800	Charming Shoppes Inc	$2,078	Sportsmans Guide Inc	21.0%	Sportsmans Guide Inc	22.7%	J Jill Group Inc	15.7%
Blyth Inc	$1,573	Cabelas Inc	$1,422	Delias Inc	17.2%	Delias Inc	19.8%	Cabelas Inc	12.9%
Pc Mall Inc	$997	Blyth Inc	$1,038	Cabelas Inc	13.7%	Charming Shoppes Inc	18.0%	Charming Shoppes Inc	11.6%
Coldwater Creek Inc	$788	J Jill Group Inc	$252	J Jill Group Inc	11.9%	Cabelas Inc	15.7%	Sportsmans Guide Inc	8.5%
Blair Corp	$493	Delias Inc	$245	Charming Shoppes Inc	9.8%	J Jill Group Inc	15.4%	Hanover Direct	5.1%
J Jill Group Inc	$438	Sportsmans Guide Inc	$204	Pc Mall Inc	7.3%	Hanover Direct	13.0%	Alloy Inc	4.7%
Hanover Direct	$407	Alloy Inc	$188	Hanover Direct	4.9%	Pc Mall Inc	1.9%	Blyth Inc	-0.7%
Sportsmans Guide Inc	$285	Blair Corp	$116	Blyth Inc	2.2%	Blyth Inc	-0.8%	Pc Mall Inc	-2.1%
Delias Inc	$219	Pc Mall Inc	$116	Blair Corp	-11.1%	Blair Corp	-8.9%	Delias Inc	NA
Alloy Inc	$195			Alloy Inc	NA	Alloy Inc	NA	Blair Corp	NA

Historical Growth		Historical Growth		Projected Growth		Projected Growth		Profitability
(2-Year EBITDA)		(1-Year EBITDA)		(1-Year EBITDA)		(5-Year EPS)		(EBIT to Revenue)

Coldwater Creek Inc	64.8%	Alloy Inc	419.6%	Coldwater Creek Inc	32.0%	Pc Mall Inc	30.0%	Coldwater Creek Inc	9.4%
Hanover Direct	39.6%	Coldwater Creek Inc	50.1%	Cabelas Inc	23.0%	Charming Shoppes Inc	24.0%	Blyth Inc	7.0%
Sportsmans Guide Inc	33.4%	Sportsmans Guide Inc	36.7%	Alloy Inc	20.5%	Sportsmans Guide Inc	20.0%	Cabelas Inc	6.4%
Charming Shoppes Inc	23.7%	Charming Shoppes Inc	26.2%	Sportsmans Guide Inc	15.7%	Cabelas Inc	15.0%	Sportsmans Guide Inc	6.3%
Cabelas Inc	15.8%	J Jill Group Inc	25.7%	Charming Shoppes Inc	7.5%	Alloy Inc	NA	Alloy Inc	6.1%
Blair Corp	6.0%	Cabelas Inc	17.8%	Hanover Direct	-14.8%	Blair Corp	NA	Charming Shoppes Inc	5.6%
J Jill Group Inc	-11.5%	Hanover Direct	10.4%	J Jill Group Inc	-15.6%	Coldwater Creek Inc	NA	Blair Corp	5.4%
Blyth Inc	-18.0%	Blair Corp	7.3%	Delias Inc	NMF	J Jill Group Inc	NA	Hanover Direct	3.9%
Pc Mall Inc	-34.5%	Blyth Inc	-28.2%	Pc Mall Inc	NA	Delias Inc	NA	J Jill Group Inc	0.9%
Delias Inc	NMF	Pc Mall Inc	-63.8%	Blair Corp	NA	Hanover Direct	NA	Pc Mall Inc	0.0%
Alloy Inc	NA	Delias Inc	NMF	Blyth Inc	NA	Blyth Inc	NA	Delias Inc	-0.5%

				Internal Investment
Profitability (EBITDA to Revenue)		Relative Depreciation (Depreciation to EBITDA)		(Capital Expenditures to Revenue)		Liquidity (Current Ratio)		Leverage (Debt to EBITDA)

Coldwater Creek Inc	12.8%	Delias Inc	124.5%	Cabelas Inc	10.8%	Blyth Inc	2.8	Coldwater Creek Inc	0.0x
Blyth Inc	9.3%	Pc Mall Inc	101.2%	Coldwater Creek Inc	10.3%	J Jill Group Inc	2.4	Blyth Inc	0.0x
Charming Shoppes Inc	8.9%	J Jill Group Inc	85.2%	J Jill Group Inc	8.2%	Blair Corp	2.3	Charming Shoppes Inc	0.0x
Alloy Inc	8.7%	Alloy Inc	46.9%	Delias Inc	4.6%	Alloy Inc	2.0	Sportsmans Guide Inc	0.0x
Cabelas Inc	8.3%	Charming Shoppes Inc	37.0%	Charming Shoppes Inc	3.8%	Coldwater Creek Inc	2.0	Blair Corp	0.0x
Blair Corp	7.4%	Blair Corp	27.1%	Blair Corp	1.6%	Charming Shoppes Inc	1.8	J Jill Group Inc	0.4x
Sportsmans Guide Inc	6.9%	Coldwater Creek Inc	26.7%	Alloy Inc	1.4%	Hanover Direct	1.4	Cabelas Inc	1.2x
J Jill Group Inc	5.8%	Blyth Inc	24.6%	Blyth Inc	1.1%	Cabelas Inc	1.3	Hanover	1.4x
Hanover Direct	4.8%	Cabelas Inc	23.3%	Hanover Direct	0.4%	Pc Mall Inc	1.2	Delias Inc	2.4x
Delias Inc	1.9%	Hanover Direct	18.8%	Sportsmans Guide Inc	0.3%	Sportsmans Guide Inc	1.2	Alloy Inc	4.4x
		Sportsmans Guide Inc	7.5%	Pc Mall Inc	0.3%	Delias Inc	0.9	Pc Mall Inc	11.3x

(1)	EV is calcuated based on market value of equity, plus the net debt. Revolver balance is based on the average balance in the last 4 quarters.

17

Confidential

Valuation Implications

COMPARABLE TRANSACTION SUMMARY[1]

(figures in millions)
						LTM Enterprise Value Multiples							Premium

Announced	Effective	Target	Target Industry Segment	Acquiror	EV	Revenue		EBITDA		EBIT		EBITDA Margin	1 Day	5 Days	20 Days

2/5/2006	Pending	J Jill Group Inc.	Catalog Retail	Talbots	$505.7	1.16	x	14.9	x	33.0	x	7.8%	24.6%	23.8%	24.9%
12/4/2005	2/9/2006	Provide Commerce	Internet Retail	Liberty Media Group	$400.7	2.18	x	23.5	x	28.5	x	9.6%	16.6%	16.5%	45.1%
12/1/2005	12/1/2005	SkyMall Inc.	Catalog Retail	Spire Capital Partners Consortium	$52.0	1.10	x	NA		7.4	x	NA	NA	NA	NA
5/19/2005	6/2/2005	Crosstown Traders	Internet Retail	Charming Shoppes Inc.	$258.7	0.56	x	NA		NA		NA	NA	NA	NA
3/1/2005	4/1/2005	Cornerstone Brands, Inc.	Catalog Retail	IAC/InterActive Corp.	$715.0	1.00	x	10.8	x	12.1	x	9.2%	NA	NA	NA
6/29/2004	6/29/2004	Golf Warehouse, The	Internet Retail	Sportman’s Guide Inc.	$30.0	0.66	x	NA		NA		NA	NA	NA	NA
7/31/2003	9/3/2003	dELiA*s	Catalog Retail	Alloy Inc.	$51.7	0.37	x	NMF		NMF		NMF	NA	NA	NA
4/16/2003	7/3/2003	Lillian Vernon Corp.	Catalog Retail	Ripplewood Holdings LLC	$40.1	0.17	x	NMF		NMF		NMF	72.6%	74.7%	71.0%
3/10/2003	4/2/2003	Miles Kimball Company	Catalog Retail	Blyth, Inc.	$65.0	0.54	x	NA		NA		NA	NA	NA	NA
5/13/2002	6/17/2002	Land’s End	Catalog Retail	Sears Roebuck & Co.	$1,793.7	1.12	x	11.2	x	13.8	x	9.1%	21.5%	23.2%	27.9%

Low					$30.0	0.17	x	10.8	x	7.4	x	7.8%	16.6%	16.5%	24.9%
High					$1,793.7	2.18	x	23.5	x	33.0	x	9.6%	72.6%	74.7%	71.0%
Median					$161.9	0.83	x	13.0	x	13.8	x	9.2%	23.1%	23.5%	36.5%
Mean					$391.3	0.89	x	15.1	x	18.9	x	8.9%	33.8%	34.6%	42.2%

•	The above transactions generally reflect acquisition of companies with better margins and more scale than Hanover. Therefore, comparability may not be appropriate.

[1]	Transactions with announcement dates between 2002 – 2006 for which purchase price multiples were available were considered. Sources included Securities Data Company, Mergerstat, and public filings.

18

Confidential

Valuation Implications

ACQUISITION PREMIUM ANALYSIS

Acquisition Premium Analysis[1]

Premium

[1] Based on 13e3 transactions filings with SEC for the period of 2004 – 2006, and 2002 – 2006 comparable M&A transactions.

19

Confidential

Valuation Implications

ACQUISITION PREMIUM ANALYSIS (CONTINUED)

13e3 Transaction Premium Analysis 2004-2006

	Median Value of Transaction ($ in mm)	Median Offer Price Per Share		Median Premium

				1-Day	5-Day	20-Day

Overall	$3.6	$8.94		14.9%	15.2%	16.5%
2006	$299.5	$20.10		13.0%	14.2%	15.3%
2005	$2.2	$9.50		20.8%	22.8%	19.9%
2004	$5.1	$7.00		12.8%	13.2%	13.9%

	1-Day High	1-Day Low	5-Day High	5-Day Low	20-Day High	20-Day Low

Overall	160.0%	(72.6%)	137.4%	(75.0%)	205.4%	(74.9%)
2006	115.4%	(1.1%)	76.6%	0.1%	82.8%	0.2%
2005	160.0%	(43.2%)	137.4%	(41.7%)	154.4%	(44.1%)
2004	137.0%	(72.6%)	137.0%	(75.0%)	205.4%	(74.9%)

Total Number of Transactions			177
Transactions with Disclosed Detail			169

20

Confidential

Valuation Implications

ACQUISITION PREMIUM ANALYSIS (CONTINUED)

13e3 Transaction Premium Analysis 2004-2006 (by Size)

Transaction Value				Median Premium

				1-Day	5-Day	20-Day

Under $10MM				16.9%	15.4%	16.5%
$10 - $100MM				15.1%	14.2%	13.8%
Over $100MM				13.3%	13.1%	16.5%

TOTAL				14.9%	15.2%	16.5%

	1-Day High	1-Day Low	5-Day High	5-Day Low	20-Day High	20-Day Low

Under $10MM	160.0%	(72.6%)	137.4%	(75.0%)	205.4%	(74.9%)
$10 - $100MM	111.8%	(1.1%)	116.9%	(1.7%)	154.4%	(7.8%)
Over $100MM	58.4%	(0.6%)	57.4%	0.1%	46.7%	(0.9%)

TOTAL	160.0%	(72.6%)	137.4%	(75.0%)	205.4%	(74.9%)

21

Confidential

Valuation Implications

PREMIUM / DISCOUNT ANALYSIS

Chelsey Offer Price		$1.25

Trading Period	Closing Price	Premium/ (Discount)

1 Day	$2.55	-51.0%

5 Day	$2.80	-55.4%

1 Month	$2.46	-49.2%

Stock Price Pre Announcement[1]

Price

[1]	Based on Pre Announcement date 2/24/2006. Houlihan Lokey is not indicating that the Pre Announcement price reflects fair value due to the lack of sufficient trading level in Hanover’s stock.

22

Confidential

Valuation Implications

PREMIUM / DISCOUNT ANALYSIS (CONTINUED)

Chelsey Offer Price		$1.25

Trading Period	Average Closing Price	Premium/ (Discount)

1 Day	$2.55	-51.0%

5 Day	$2.65	-52.9%

1 Month	$2.71	-53.9%

3 Month	$1.93	-35.3%

6 Month	$1.54	-18.7%

1 Year	$1.23	1.8%

Average Stock Price[1]

Price

[1]	Based on Pre Announcement date 2/24/2006. Houlihan Lokey is not indicating that the Pre Announcement price reflects fair value due to the lack of sufficient trading level in Hanover’s stock.

23

Confidential

Valuation Implications

STOCK PRICE DISTRIBUTION

Stock Price Distribution Pre Announcement[1] (Days)

[1]	For the 12 months period of 2/25/05-2/24/06.

24

Confidential

Valuation Implications

STOCK PRICE DISTRIBUTION (CONTINUED)

Stock Price Distribution Pre Announcement[1] (Volume)

[1]	For the 12 month period of 2/25/05-2/24/06.

25

Confidential

Valuation Implications

PREFERRED STOCK VALUE

Chelsey Preferred Stock Value

(figures in millions, except per share data)

Preferred Stock Liquidation Preference (1)			$56.5

PIK Dividend Rate	1/1/2006	7.0%
	1/1/2007	8.5%
	1/1/2008	10.0%
Mandatory Redemption	1/1/2009		$72.9

Required Yield (2)			12.0%	—	8.0%

Preferred Stock Value			$50.9	—	$57.3

Per Share Common Value Accretion			$0.20	—	NA

[1]	As of 3/31/06 Preferred Stock liquidation preference, plus accrued dividends is $57.5 million.

[2]	Required yield assumption based on synthetic credit rating analysis.

26

Confidential

Valuation Implications

LEVERAGE

• The Company currently has a LTM leverage ratio of 1.4x1.

• Given the current credit environment, the Company potentially has additional debt capacity:

LBO Statistics[2]

[1]	Based on total debt of $30.5 million and EBITDA of $19.6 million (without public company costs addback).

[2]	Standard & Poor’s Q4 2005 Leveraged Buyout Review

[3]	Excludes amortization of debt discount, based on 2005 cash interest of $4.3 million.

27

Confidential

Valuation Implications

LEVERAGE (CONTINUED)

•	Chelsey could potentially buyout all of the minority stockholders without contributing any equity, by accessing into Hanover’s existing debt capacity:

Potential Debt Transaction[1]

(in millions, except per share data)

2005 Adjusted EBITDA with addbacks	$21.6
Assumed Leverage Ratio	4.0	x

Total Debt Assumed	$86.3
Less: Wachovia Maximum Revolver Limit	(34.5)
Less: Wachovia Term Loan Outstanding	(2.5)
Less: Chelsey Loan	(20.0)

Residual Proceeds	$29.3

Number of Public Shares (2)	7.1

Implied Price Per Share	$4.16

[1]	In this scenario, we assume Chelsey’s Preferred Stock remains outstanding.

[2]	Includes in-the-money options (excludes Chelsey’s) based on treasury method.

28

Confidential

Valuation Implications

REAL ESTATE

•	The Company has the following properties which are substantially mortgage free:

	•	A 775,000 sq. ft. warehouse and fulfillment facility in Roanoke, Virginia

	•	A 48,000 sq. ft. administrative and telemarketing facility located in LaCrosse, Wisconsin

	•	A 150,000 sq. ft. home fashion manufacturing facility located in LaCrosse, Wisconsin

•	According to an appraisal report as of May 19, 2003, real estate value was $40.5 million.

	•	An updated appraisal report will provide a better picture of any hidden real estate value.

•	The Company may be able to refinance its loan due to Chelsey[1] with commercial mortgage loan, potentially lowering its interest expenses.

[1]	Chelsey Loan is at Prime + 5%.

29

Confidential

Valuation Implications

REAL ESTATE (CONTINUED)

•	Potential sale leaseback transaction may result in the following:

Potential Sale Leaseback Transaction Impact[1]

(in millions, except per share data)

Assumed Transaction Amount (2)	$20.0
Assumed Capitalization Rate	8%
Net Lease Payment	$1.6

	Pre		Post

2005 Adjusted EBITDA with addbacks	$21.6		$20.0

EV (assumed EBITDA Multiple @ 8.0x)	$172.7		$159.9
Less: Net Debt (3)	(30.0)		(10.0)
Less: Preferred Stock (4)	(57.5)		(57.5)

Equity Value	$85.2		$92.4

Shares Outstanding (5)	32.7		32.7

Price per Share	$2.61	—	$2.83

Increase in Price			8.4%

[1]	Assumes sale leaseback proceeds are utilized to repay debt, subject to existing lenders’ approval.

[2]	Based on indication from W.P.Carey in 2003.

[3]	In calculating Net Debt, average Revolver balance for the past four quarters is used.

[4]	As of 3/31/06 Preferred Stock liquidation preference, plus accrued dividends is $57.5 million.

[5]	Includes in-the-money options based on treasury method.

30

Confidential

Valuation Implications

SUMMARY OF VALUATION IMPLICATIONS

•	The range of EBITDA multiples

•	The adjusted EBITDA level (including public company costs and other potential add-backs)

•	The value of the Series C Preferred Stock

•	Debt capacity may be under utilized

•	Hidden real estate value, if any

•	Status quo implications

31

Confidential

Deal Structure

Confidential

Deal Structure

STRUCTURAL POINTS

Issues		Considerations
•	Clarity on Proposed Transaction	•	Long form merger; or tender offer followed by short form merger?
•	Offer Price	•	Initial bid is apparently too low. The market has run past the Offer Price
•	Re: Pure Resources	•	Offer Subject to majority of the minority (total unaffiliated shareholders or majority of the votes?)
In this precedent court case, the framework has been established to allow tender offer to be non-coercive
		•	Binding agreement to consummate short form merger if greater than 90% achieved (assuming no orphans left)
•	Assurance of ability to consummate	•	Availability of third party financing
		•	Ability of Chelsey to complete Transaction without a third party

33

Confidential

Stock Chart

Stock Chart

HISTORICAL PRICE VOLUME PERFORMANCE

Hanover Direct Inc.	Last: $1.45
30-Sep-2004 to 10-Apr-2006	High: $3.00
Prices in USD; Volume in millions	Low: $0.25

(1)	Hanover Announces the Filing of a Form 12b-25 Notification of Late Filing With the SEC

(2)	Hanover Announces Notice of Potential Delisting From American Stock Exchange

(3)	Basil Regan sells approximately 3.8 million shares to Chelsey at $1 per share in a private transaction

(4)	Hanover Announces Notice of Delisting From American Stock Exchange

(5)	Hanover Announces Conclusion of Independent Investigation Regarding Restatements, Resignation of Chief Financial Officer

(6)	Hanover Announces Favorable Outcomes in Three Litigations

(7)	Hanover Replaces KPMG LLP with Goldstein Golub & Kessler LLP as its Principal Independent Auditors

(8)	Hanover Reports Preliminary Results for the Fourth Quarter and Guidance for the Fiscal Year Ended December 31, 2005

(9)	Hanover Receives Going Private Proposal

(10)	Hanover Files Fiscal Year End 2005 10-K

35

MAY 5, 2006	Hanover Direct, Inc.

Draft/Confidential	Updated Discussion Materials with the Special Committee of the Board of Directors

Houlihan Lokey Howard & Zukin
245 Park Avenue
New York, NY 10167
212-497-4100
www.hlhz.com

New York      Los Angeles      Chicago      San Francisco      Washington D.C.       Minneapolis      Dallas      Atlanta      London      Paris      Frankfurt

i

Process

Draft/Confidential

Process

SUMMARY OF DUE DILIGENCE PERFORMED

In preparing our preliminary findings, we have:

•	Reviewed historical financial information

•	Reviewed the 2006 internal financial budget for the Company prepared by management

•	Reviewed the 2006 first quarter financial results of the Company prepared by management

•	Reviewed various operational and financial analyses prepared by management

•

Held various meetings and discussions with members of the senior management of the Company (Wayne Garten, John Swatek, Charlie Pellenberg, Neil Mulhall) regarding their assessment of the past and current business operations, financial condition and future prospects (2006) of the Company

•	Reviewed the reported price and trading activity for the common stock of the Company

•	Compared financial and stock market information for the Company with similar information with respect to the securities of other publicly traded companies

•	Reviewed the financial terms of recent business combinations in the catalog/internet retail industry

•	Reviewed selected going private transactions

•	Reviewed the rights and privileges of the Company’s Series C Preferred Stock

•	Reviewed preferred stock yields for companies with similar credit statistics as Hanover

1

Draft/Confidential

Financial Performance and Projections

Draft/Confidential

Financial Performance and Projections

FINANCIAL PERFORMANCE

•	After the disappointing FY 2003, Hanover has experienced healthier revenue growth and profitability in FY 2004 and FY 2005.

Revenue

$ in Millions

EBITDA & EBITDA Margin 1

$ in Millions

[1]	EBITDA and EBITDA margins are adjusted for one-time non-recurring items, but do not include public company cost savings addback. Source: Form 10-K and Management.

3

Draft/Confidential

Financial Performance and Projections

FINANCIAL PERFORMANCE – 2006 Q1

•	Although lower than 2005, the 2006 first quarter results exceeded budget.

Revenue

$ in Millions

EBITDA & EBITDA Margin 1

$ in Millions

[1]	EBITDA and EBITDA margins are adjusted for one-time non-recurring items, but do not include public company cost savings addback.

4

Draft/Confidential

Financial Performance and Projections

2006 BUDGET

•	The Company has not prepared projections beyond its 2006 budget.

•	2006 budget has yet to be approved by the Board of Directors.

•

The Company projects a decline in EBITDA for 2006. The EBITDA margin[1] for 2005 was 4.6% and is budgeted to decrease to 3.8% for 2006. Management has indicated that there are several reasons for such a decline:

•

Global Sourcing Initiatives: To lower merchandising costs and improve product mix, Hanover plans to hire additional personnel in the U.S. to source from the Far East. As a result, the travel and entertainment expenses are projected to increase by approximately $0.69 million.

•

E-Commerce Capability: Hanover’s Internet sales have experienced a much higher growth rate than the traditional mail order catalog (23.9% vs. 2.0% in FY 2005). The Company plans to invest more resources to enhance its e-commerce platform.

•

Additional Headcount: Hanover has projected to add headcount in the Human Resources and Finance functions. Overall, the Company will incur an additional $2.23 million in payroll and $0.79 million in fringe benefits.

• Paper, Printing and Postage: The Company projected an increase of $7.6 million in Catalog/Advertising cost attributed mainly to increase in paper and printing costs, as well as to the USPS postage.

[1]	EBITDA margins are adjusted for one-time non-recurring items, but do not include public company cost savings add-back. Source: Form 10-K and Management.

5

Draft/Confidential

Financial Performance and Projections

2006 BUDGET(CONTINUED)

•	Below is a list of costs that may be adjusted either because of their one-time nature, or the expenses will bring long term benefits to the Company:

Potential Adjustments in 2006

(figures in millions)

Information Systems	$0.4
Global Sourcing Related Increase	$0.7
Increase in Payroll (excl. reclass)	$2.2
Increase in Fringe	$0.8
Restructuring Special Charges	$0.7
Compensation Related to Stock Options	$0.1

$4.9

•	Information Systems: consists of increase in payroll and fringe benefits for additional positions.

•	Global Sourcing: incremental travel and entertainment expenses related to the Global Sourcing Initiatives discussed

•	Fringe and Payroll: increase headcount in Human Resources, Finance and E-Commerce departments.

6

Draft/Confidential

Financial Performance and Projections

PUBLIC COMPANY COST SAVINGS

•	The current costs of being a public company are $1.8 million. Management believes these costs could be reduced to $1.2 million if the Company goes private.

Public Company Cost Savings

($ in millions)

	Public	Private		Savings

Directors Fees	$0.3	$0.2	(1)	($0.2)
D&O Insurance	$0.4	$0.4	(2)	$0.0
Listing Fees and Transfer Fees	$0.1	$0.0		($0.1)
Press Release/Investor Relations/Proxy	$0.1	$0.1	(3)	($0.1)
Legal Fees - SEC Compliance External Counsel	$0.1	$0.0		($0.1)
Audit Fees	$0.4	$0.3	(4)	($0.1)
Internal Legal Costs	$0.2	$0.1	(5)	($0.1)
Internal Accounting Costs	$0.2	$0.2	(6)	$0.0

Total Costs	$1.8	$1.2		($0.6)

(1)	Assumes an Advisory Board 3 members vs 6 today

(2)	D&O insurance will need a tail policy for next 4 - 5 years so no incremental savings currently

(3)	Reduction for Proxy and Other Quarterly Filings however still a need for vendor relations press releases

(4)	Eliminate SEC filings however still a need for auaudits and reviews on a quarterly basis

(5)	Eliminate internal legal work on SEC filings

(6)	Continued need for reporting to management and owners

•	In addition, if the Company remains public, it will have to spend approximately additional $0.75-$1.0 million starting from 2007 in order to be Sarbane-Oxley compliant.

•	In 2007, the savings would be in the range of $1.35 - $1.6 million, or approximately $1.5 million on average.

7

Draft/Confidential

Financial Performance and Projections

REPRESENTATIVE LEVEL

(figures in thousands)

	Fiscal Year Ended December 31,			LTM 03/31/06	FYE 12/31/06	Adjusted 12/31/06
	12/31/03	12/31/04	12/31/05

Reported Revenue	$370.1	$360.5	$407.4	$418.0	$428.3	$428.3

Revenue Growth %		-2.6%	13.0%		5.1%	5.1%

Less: Cost of Goods Sold	$233.6	$216.9	$253.0	$262.3	$262.4	$262.4

Gross Profit	$136.5	$143.6	$154.5	$155.8	$165.8	$165.8
Less: Selling, General & Administrative	$136.5	$134.6	$137.4	$140.3	$152.6	$152.6
Less: Special Charges	$0.2	$1.7	($0.1)	($0.1)	$0.0	$0.0
Add: Depreciation and Amortization	$4.1	$3.3	$2.9	$2.7	$2.4	$2.4
Add: Adjustments (1)	$4.6	$5.9	($1.1)	($1.7)	$0.8	$4.9

Adjusted EBITDA	$8.6	$16.5	$18.9	$16.5	$16.4	$20.5

EBITDA Margin %	2.3%	4.6%	4.6%	3.9%	3.8%	4.8%

Less: Depreciation and Amortization	$4.1	$3.3	$2.9	$2.7	$2.4	$2.4

Adjusted EBIT	$4.5	$13.2	$16.0	$13.8	$14.0	$18.1

EBIT Margin %	1.2%	3.7%	3.9%	3.3%	3.3%	4.2%

Footnotes:

(1)	Adjustments:

Operating One-Time Charges/(Gains)
Severance and Termination Costs	$0.7	$2.6	$0.8	$1.5	$0.0
Special Charges / Restructuring Related Charges	$1.3	$1.5	($0.1)	($0.1)	$0.7
Facility Exit Costs	$0.0	$0.2	$0.0	$0.0	$0.0
Compensation Continuation Agreement Costs	$3.1	$0.0	$0.0	$0.0	$0.0
Change in Vacation of Sick Policy	($1.6)	$0.0	$0.0	$0.0	$0.0
Going Private	$0.0	$0.0	$0.0	$0.2	$0.0
Shareholder Relation Fees	$0.0	$0.0	$0.0	($0.0)	$0.0
Severance - Former Employee’s Litigation	$0.0	$0.0	$0.0	($0.2)	$0.0

Other Adjustsments
Legal and Audit Fees related to Restatement	$0.0	$0.6	$2.6	$1.2	$0.0
Class Action Litigation Reserve	$0.0	$0.5	$0.0	$0.0	$0.0
Rakesh Kaul Accrual	$0.0	$0.2	($4.5)	($4.5)	$0.0
Compensation Expenses Related to Stock Options	$1.1	$0.2	$0.1	$0.1	$0.1

Total Adjustments	$4.6	$5.9	($1.1)	($1.7)	$0.8

Potential Cost Adjustments
Information Systems	$0.4
Global Sourcing Related Increase	$0.7
Increase in Payroll (excl. reclass)	$2.2
Increase in Fringe	$0.8

Operating One-Time Charges/(Gains)
Restructuring Special Charges	$0.7

Other Adjustments
Compensation Related to Stock Options	$0.1

Total Adjustments	$4.9

8

Draft/Confidential

Valuation Implications

Draft/Cofidential

Valuation Implications

CHELSEY OFFER

(figures in millions, except per share data)

Chelsey Offer Price	$1.25
Shares Outstanding (1)	32.7

Equity Value	$40.9
Add: Net Debt (2)	30.1
Add: Preferred Stock (3)	57.5

Enterprise Value	$128.5

2005 Adjusted EBITDA (4)	$19.5

Implied 2005 EBITDA Multiple	6.6x

3/06 LTM Adjusted EBITDA (4)	$17.1

Implied 3/06 LTM EBITDA Multiple	7.5x

2006 Adjusted EBITDA per Budget (4)	$17.0

Implied 2006 EBITDA Multiple	7.6x

2006 Adjusted EBITDA with Addbacks (4)	$21.1

Implied 2006 EBITDA Multiple	6.1x

Implied Multiple Analysis

EBITDA Multiples

[1]	Includes in-the-money options based on treasury method.

[2]	In calculating Net Debt, average Revolver balance for the past four quarters is used.

[3]	Liquidation preference plus accrued dividends as of 3/31/06.

[4]	Includes public company cost savings of $0.6 million. Source: Management.

[5]	Comparable companies include: Charming Shoppes, Blyth and Alloy.

Draft/Confidential

Valuation Implications

PUBLIC SHAREHOLDER CONSIDERATION RECEIVED

(figures in millions, except share data)

2005 Adjusted EBITDA						$ 18.9

Public Company Costs/Savings		$1.5	Public Company Costs		$0.6	Public Company Costs		$0.0
EBITDA		$20.4	EBITDA		$19.5	EBITDA		$18.9

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

6.3x	$1.25	$8.8	6.6x	$1.25	$8.8	6.8x	$1.25	$8.8

6.0x	$1.07	$7.5	6.0x	$0.90	$6.3	6.0x	$0.79	$5.6
6.5x	$1.38	$9.7	6.5x	$1.20	$8.5	6.5x	$1.08	$7.6
7.0x	$1.69	$11.9	7.0x	$1.50	$10.6	7.0x	$1.37	$9.7
7.5x	$2.00	$14.1	7.5x	$1.80	$12.7	7.5x	$1.66	$11.7
8.0x	$2.31	$16.4	8.0x	$2.09	$14.8	8.0x	$1.95	$13.8
8.5x	$2.63	$18.6	8.5x	$2.39	$16.9	8.5x	$2.24	$15.8
9.0x	$2.94	$20.8	9.0x	$2.69	$19.0	9.0x	$2.53	$17.9
9.5x	$3.25	$23.0	9.5x	$2.99	$21.1	9.5x	$2.81	$19.9
10.0x	$3.56	$25.2	10.0x	$3.28	$23.3	10.0x	$3.10	$22.0

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

11

Draft/Confidential

Valuation Implications

PUBLIC SHAREHOLDER CONSIDERATION RECEIVED (CONTINUED)

(figures in millions, except share data)

3/06 LTM Adjusted EBITDA						$16.5

Public Company Costs		$1.5	Public Company Costs		$0.6	Public Company Costs		$0.0
EBITDA		$18.0	EBITDA		$17.1	EBITDA		$16.5

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

7.1x	$1.25	$8.8	7.5x	$1.25	$8.8	7.8x	$1.25	$8.8

6.0x	$0.62	$4.4	6.0x	$0.45	$3.2	6.0x	$0.34	$2.4
6.5x	$0.90	$6.3	6.5x	$0.72	$5.0	6.5x	$0.60	$4.2
7.0x	$1.17	$8.3	7.0x	$0.98	$6.9	7.0x	$0.85	$6.0
7.5x	$1.44	$10.2	7.5x	$1.24	$8.7	7.5x	$1.10	$7.8
8.0x	$1.72	$12.1	8.0x	$1.50	$10.6	8.0x	$1.35	$9.5
8.5x	$1.99	$14.1	8.5x	$1.76	$12.4	8.5x	$1.60	$11.3
9.0x	$2.27	$16.0	9.0x	$2.02	$14.3	9.0x	$1.86	$13.1
9.5x	$2.54	$18.0	9.5x	$2.28	$16.1	9.5x	$2.11	$14.9
10.0x	$2.82	$20.0	10.0x	$2.54	$18.0	10.0x	$2.36	$16.7

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

12

Draft/Confidential

Valuation Implications

PUBLIC SHAREHOLDER CONSIDERATION RECEIVED (CONTINUED)

(figures in millions, except share data)

2006 Adjusted EBITDA per Budget						$16.4

Public Company Costs		$1.5	Public Company Costs		$0.6	Public Company Costs		$0.0
EBITDA		$17.9	EBITDA		$17.0	EBITDA		$16.4

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

7.2x	$1.25	$8.8	7.6x	$1.25	$8.8	7.8x	$1.25	$8.8

6.0x	$0.60	$4.2	6.0x	$0.44	$3.1	6.0x	$0.33	$2.3
6.5x	$0.88	$6.2	6.5x	$0.70	$4.9	6.5x	$0.58	$4.1
7.0x	$1.15	$8.1	7.0x	$0.96	$6.7	7.0x	$0.83	$5.8
7.5x	$1.42	$10.0	7.5x	$1.22	$8.6	7.5x	$1.08	$7.6
8.0x	$1.70	$12.0	8.0x	$1.47	$10.4	8.0x	$1.33	$9.4
8.5x	$1.97	$13.9	8.5x	$1.73	$12.2	8.5x	$1.58	$11.1
9.0x	$2.24	$15.8	9.0x	$1.99	$14.1	9.0x	$1.83	$12.9
9.5x	$2.52	$17.8	9.5x	$2.25	$15.9	9.5x	$2.08	$14.7
10.0x	$2.79	$19.7	10.0x	$2.51	$17.8	10.0x	$2.33	$16.5

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

13

Draft/Confidential

Valuation Implications

PUBLIC SHAREHOLDER CONSIDERATION RECEIVED (CONTINUED)

(figures in millions, except share data)

2006 Adjusted EBITDA with Addbacks						$20.5

Public Company Costs		$1.5	Public Company Costs		$0.6	Public Company Costs		$0.0
EBITDA		$22.0	EBITDA		$21.1	EBITDA		$20.5

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

5.8x	$1.25	$8.8	6.1x	$1.25	$8.8	6.3x	$1.25	$8.8

6.0x	$1.36	$9.6	6.0x	$1.19	$8.4	6.0x	$1.08	$7.6
6.5x	$1.70	$12.0	6.5x	$1.52	$10.7	6.5x	$1.40	$9.9
7.0x	$2.03	$14.3	7.0x	$1.84	$13.0	7.0x	$1.71	$12.1
7.5x	$2.37	$16.7	7.5x	$2.16	$15.3	7.5x	$2.02	$14.3
8.0x	$2.70	$19.1	8.0x	$2.48	$17.5	8.0x	$2.34	$16.5
8.5x	$3.04	$21.5	8.5x	$2.80	$19.8	8.5x	$2.65	$18.7
9.0x	$3.37	$23.9	9.0x	$3.12	$22.1	9.0x	$2.96	$21.0
9.5x	$3.71	$26.3	9.5x	$3.45	$24.4	9.5x	$3.27	$23.2
10.0x	$4.04	$28.7	10.0x	$3.77	$26.7	10.0x	$3.59	$25.4

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

14

Draft/Confidential

Valuation Implications

PRICE PER SHARE MATRIX

EBITDA and EBITDA Multiple Impact on Price per Share

(in millions, except per share data)

	Assumed Level of EBITDA
EBITDA Multiple	$16.5	$17.0	$17.5	$18.0	$18.5	$19.0	$19.5	$20.0	$20.5	$21.0	$21.5	$22.0	$22.5

6.0x	$0.35	$0.44	$0.53	$0.62	$0.72	$0.81	$0.90	$0.99	$1.08	$1.18	$1.27	$1.36	$1.45
6.5x	$0.60	$0.70	$0.80	$0.90	$1.00	$1.10	$1.20	$1.30	$1.40	$1.50	$1.60	$1.70	$1.79
7.0x	$0.85	$0.96	$1.07	$1.18	$1.28	$1.39	$1.50	$1.60	$1.71	$1.82	$1.92	$2.03	$2.14
7.5x	$1.11	$1.22	$1.34	$1.45	$1.57	$1.68	$1.79	$1.91	$2.02	$2.14	$2.25	$2.37	$2.48
8.0x	$1.36	$1.48	$1.60	$1.73	$1.85	$1.97	$2.09	$2.22	$2.34	$2.46	$2.58	$2.70	$2.83
8.5x	$1.61	$1.74	$1.87	$2.00	$2.13	$2.26	$2.39	$2.52	$2.65	$2.78	$2.91	$3.04	$3.17
9.0x	$1.86	$2.00	$2.14	$2.28	$2.41	$2.55	$2.69	$2.83	$2.96	$3.10	$3.24	$3.38	$3.52
9.5x	$2.12	$2.26	$2.41	$2.55	$2.70	$2.84	$2.99	$3.13	$3.28	$3.42	$3.57	$3.71	$3.86
10.0x	$2.37	$2.52	$2.67	$2.83	$2.98	$3.13	$3.29	$3.44	$3.59	$3.74	$3.90	$4.05	$4.20

15

Draft/Confidential

Valuation Implications

PRICE PER SHARE MATRIX (CONTINUED)

2005 Gross Profit Margin and EBITDA Multiple Impact on Price per Share[12]

(in millions, except per share data)

Gross Profit Margin

EBITDA Multiple	36.7%	36.9%	37.2%	37.4%	37.7%	37.9%	38.2%	38.4%	38.7%	38.9%	39.2%	39.4%	39.7%

6.0x	$0.90	$1.09	$1.27	$1.46	$1.65	$1.83	$2.02	$2.21	$2.39	$2.58	$2.77	$2.96	$3.14
6.5x	$1.20	$1.40	$1.60	$1.81	$2.01	$2.21	$2.41	$2.62	$2.82	$3.02	$3.22	$3.42	$3.63
7.0x	$1.50	$1.71	$1.93	$2.15	$2.37	$2.59	$2.80	$3.02	$3.24	$3.46	$3.68	$3.89	$4.11
7.5x	$1.80	$2.03	$2.26	$2.50	$2.73	$2.96	$3.20	$3.43	$3.66	$3.90	$4.13	$4.36	$4.60
8.0x	$2.09	$2.34	$2.59	$2.84	$3.09	$3.34	$3.59	$3.84	$4.09	$4.33	$4.58	$4.83	$5.08
8.5x	$2.39	$2.66	$2.92	$3.19	$3.45	$3.71	$3.98	$4.24	$4.51	$4.77	$5.04	$5.30	$5.57
9.0x	$2.69	$2.97	$3.25	$3.53	$3.81	$4.09	$4.37	$4.65	$4.93	$5.21	$5.49	$5.77	$6.05
9.5x	$2.99	$3.28	$3.58	$3.87	$4.17	$4.47	$4.76	$5.06	$5.35	$5.65	$5.95	$6.24	$6.54
10.0x	$3.28	$3.60	$3.91	$4.22	$4.53	$4.84	$5.15	$5.47	$5.78	$6.09	$6.40	$6.71	$7.02

Resulting EBITDA	$19.5	$20.5	$21.5	$22.6	$23.6	$24.6	$25.6	$26.6	$27.7	$28.7	$29.7	$30.7	$31.7

[1]	Assumes Membership EBITDA stays at $5.1 million. Adjusted gross profit margin from core business is 36.7%.

[2]	Starting EBITDA in this illustration is $19.5 million, after adjustments of $(0.5) million including public company cost savings of $0.6 million.

16

Draft/Confidential

Valuation Implications

PRICE PER SHARE MATRIX (CONTINUED)

2006 Gross Profit Margin and EBITDA Multiple Impact on Price per Share[12]

(in millions, except per share data)

							Gross Profit Margin
	EBITDA Multiple	37.7%	37.9%	38.2%	38.4%	38.7%	38.9%	39.2%	39.4%	39.7%	39.9%	40.2%	40.4%	40.7%

	6.0x	$0.44	$0.63	$0.83	$1.03	$1.22	$1.42	$1.61	$1.81	$2.01	$2.20	$2.40	$2.60	$2.79
	6.5x	$0.70	$0.91	$1.12	$1.33	$1.55	$1.76	$1.97	$2.18	$2.40	$2.61	$2.82	$3.04	$3.25
	7.0x	$0.96	$1.18	$1.41	$1.64	$1.87	$2.10	$2.33	$2.56	$2.79	$3.02	$3.25	$3.48	$3.70
	7.5x	$1.22	$1.46	$1.71	$1.95	$2.20	$2.44	$2.69	$2.93	$3.18	$3.42	$3.67	$3.91	$4.16
	8.0x	$1.47	$1.74	$2.00	$2.26	$2.52	$2.78	$3.04	$3.31	$3.57	$3.83	$4.09	$4.35	$4.62
	8.5x	$1.73	$2.01	$2.29	$2.57	$2.85	$3.12	$3.40	$3.68	$3.96	$4.24	$4.52	$4.79	$5.07
	9.0x	$1.99	$2.29	$2.58	$2.88	$3.17	$3.47	$3.76	$4.05	$4.35	$4.64	$4.94	$5.23	$5.53
	9.5x	$2.25	$2.56	$2.87	$3.18	$3.50	$3.81	$4.12	$4.43	$4.74	$5.05	$5.36	$5.67	$5.98
	10.0x	$2.51	$2.84	$3.17	$3.49	$3.82	$4.15	$4.48	$4.80	$5.13	$5.46	$5.78	$6.11	$6.44

Resulting
EBITDA		$17.0	$18.0	$19.1	$20.2	$21.3	$22.3	$23.4	$24.5	$25.5	$26.6	$27.7	$28.8	$29.8

[1]	Assumes EBITDA from membership stays at $4.4 million. Adjusted gross profit margin from core business is 37.7%.

[2]	Starting EBITDA in this illustration is $17.0 million, after adjustments of $1.3 million including public company cost savings of $0.6 million.

Draft/Confidential

Valuation Implications

OBSERVED MULTIPLES

Observed Multiples

EBITDA Multiples

[1]	Comparable companies include: Charming Shoppes, Blyth, and Alloy.

Draft/Confidential

Valuation Implications

COMPARABLE PUBLIC COMPANY DEBT-FREE MULTIPLES

(figures in millions)

		EV / EBITDA					EV / EBIT

	EV (1)	FYE	LTM	NFY		EV (1)	FYE	LTM	NFY

Tier 1: Direct Marketers in Apparel and Home Fashion
Coldwater Creek Inc (2)	$2,636.8	NMF	NMF	19.7x	Coldwater Creek Inc (2)	2,636.8	35.6x	35.6x	32.8x
Charming Shoppes Inc(2)	$2,027.5	8.2x	8.2x	7.6x	Charming Shoppes Inc(2)	$2,027.5	13.0x	13.0x	11.3x
Blyth Inc (3)	$1,057.7	7.2x	7.2x	NA	Blyth Inc (3)	1,057.7	9.6x	9.6x	10.1x
Delias Inc (4)	$266.8	NMF	NMF	NA	Delias Inc (4)	266.8	NMF	NMF	NA
Alloy Inc (2)	$128.4	7.5x	7.5x	6.3x	Alloy Inc (2)	128.4	10.7x	10.7x	6.6x
Blair Corp (5)	$120.2	3.1x	3.1x	NA	Blair Corp (5)	120.2	4.5x	4.5x	NA

Tier 2: Direct Marketers in Other Consumer Products
Cabelas Inc (2)	$1,447.2	9.6x	9.6x	7.9x	Cabelas Inc (2)	1,447.2	12.6x	12.6x	10.8x
Sportsmans Guide Inc (2)	$213.5	10.9x	10.9x	9.4x	Sportsmans Guide Inc (2)	213.5	11.8x	11.8x	12.4x
Petmed Express Inc (2)	$149.0	11.5x	8.3x	8.1x	Petmed Express Inc (2)	$149.0	12.0x	8.6x	8.4x
Pc Mall Inc (3)	$118.8	NMF	NMF	NA	Pc Mall Inc (3)	118.8	NMF	NMF	9.4x

Low		7.2x	7.2x	6.3x	Low		9.6x	8.6x	6.6x
High		11.5x	10.9x	19.7x	High		35.6x	35.6x	32.8x

Median		8.9x	8.3x	8.0x	Median		12.0x	11.8x	10.4x
Mean		9.1x	8.6x	9.9x	Mean		15.1x	14.6x	12.7x

Tier 3: Home Fashion Retailers
Bed Bath & Beyond Inc (2)(3)	$11,111.6	11.2x	11.2x	10.3x	Bed Bath & Beyond Inc (2)(3)	$11,111.6	12.6x	12.6x	11.5x
Williams-Sonoma Inc (3)	$4,627.7	9.6x	9.6x	9.0x	Williams-Sonoma Inc (3)	$4,627.7	12.9x	12.9x	12.0x

Footnotes:

(1)	EV is calculated based on market value of equity as of May 4, 2006, plus net debt. Revolver balance is based on the average balance in the last 4 quarters.

(2)	IBES consensus projections.

(3)	IBES consensus projections. No EBITDA projection available.

(4)	No projections available. Delis is excluded from the multiple range due to the limited trading history.

(5)	No projections available. Blair is excluded from the multiple range.

Draft/Confidential

Valuation Implications

RISK RANKING

Size		Size		Historical Growth		Historical Growth		Projected Growth
(Revenue, millions)		(Enterprise Value, millions) (1)		(2-Year Revenue)		(1-Year Revenue)		(1-Year Revenue)

Charming Shoppes Inc	$2,756	Coldwater Creek Inc	$2,637	Coldwater Creek Inc	23.3%	Coldwater Creek Inc	33.5%	Coldwater Creek Inc	25.9%
Cabelas Inc	$1,800	Charming Shoppes Inc	$2,028	Sportsmans Guide Inc	21.0%	Sportsmans Guide Inc	22.7%	Cabelas Inc	12.9%
Blyth Inc	$1,573	Cabelas Inc	$1,447	Delias Inc	17.2%	Delias Inc	19.8%	Charming Shoppes Inc	11.6%
Pc Mall Inc	$997	Blyth Inc	$1,058	Cabelas Inc	13.7%	Charming Shoppes Inc	18.0%	Sportsmans Guide Inc	8.5%
Coldwater Creek Inc	$788	Delias Inc	$267	Charming Shoppes Inc	9.8%	Cabelas Inc	15.7%	Hanover Direct	5.1%
Blair Corp	$493	Sportsmans Guide Inc	$213	Pc Mall Inc	7.3%	Hanover Direct	13.0%	Alloy Inc	4.7%
Hanover Direct	$418	Alloy Inc	$128	Hanover Direct	4.9%	Pc Mall Inc	1.9%	Blyth Inc	-0.7%
Sportsmans Guide Inc	$285	Blair Corp	$120	Blyth Inc	2.2%	Blyth Inc	-0.8%	Pc Mall Inc	-2.1%
Delias Inc	$219	Pc Mall Inc	$119	Blair Corp	-11.1%	Blair Corp	-8.9%	Delias Inc	NA
Alloy Inc	$195			Alloy Inc	NA	Alloy Inc	NA	Blair Corp	NA

Historical Growth (2-Year EBITDA)(2)		Historical Growth (1-Year EBITDA)(2)		Projected Growth (1-Year EBITDA)(2)		Projected Growth (5-Year EPS)		Profitability (EBIT to Revenue)

Coldwater Creek Inc	65.0%	Alloy Inc	256.0%	Coldwater Creek Inc	31.5%	Pc Mall Inc	30.0%	Coldwater Creek Inc	9.4%
Hanover Direct	48.3%	Coldwater Creek Inc	50.6%	Cabelas Inc	22.2%	Charming Shoppes Inc	24.0%	Blyth Inc	7.0%
Sportsmans Guide Inc	33.4%	Sportsmans Guide Inc	36.7%	Alloy Inc	18.4%	Sportsmans Guide Inc	20.0%	Cabelas Inc	6.4%
Charming Shoppes Inc	23.7%	Charming Shoppes Inc	26.2%	Sportsmans Guide Inc	15.7%	Cabelas Inc	15.0%	Sportsmans Guide Inc	6.3%
Cabelas Inc	16.1%	Cabelas Inc	17.0%	Charming Shoppes Inc	7.5%	Alloy Inc	NA	Alloy Inc	6.1%
Blair Corp	7.6%	Hanover Direct	14.6%	Hanover Direct	-13.4%	Blair Corp	NA	Charming Shoppes Inc	5.6%
Blyth Inc	-17.5%	Blair Corp	10.0%	Delias Inc	NMF	Coldwater Creek Inc	NA	Blair Corp	5.4%
Pc Mall Inc	-34.6%	Blyth Inc	-27.3%	Pc Mall Inc	NA	Delias Inc	NA	Hanover Direct	3.3%
Delias Inc	NMF	Pc Mall Inc	-64.2%	Blair Corp	NA	Hanover Direct	NA	Pc Mall Inc	0.0%
Alloy Inc	NA	Delias Inc	NMF	Blyth Inc	NA	Blyth Inc	NA	Delias Inc	-0.4%

Profitability (EBITDA to Revenue)(2)		Relative Depreciation (Depreciation to EBITDA)(2)		Internal Investment (Capital Expenditures to Revenue)		Liquidity (Current Ratio)		Leverage (Debt to EBITDA)(2)

Coldwater Creek Inc	12.9%	Delias Inc	119.9%	Cabelas Inc	10.8%	Blyth Inc	2.8	Coldwater Creek Inc	0.0x
Blyth Inc	9.4%	Pc Mall Inc	101.2%	Coldwater Creek Inc	10.3%	Blair Corp	2.3	Blyth Inc	0.0x
Charming Shoppes Inc	8.9%	Alloy Inc	55.2%	Delias Inc	4.6%	Alloy Inc	2.0	Charming Shoppes Inc	0.0x
Alloy Inc	8.8%	Charming Shoppes Inc	37.0%	Charming Shoppes Inc	3.8%	Coldwater Creek Inc	2.0	Sportsmans Guide Inc	0.0x
Cabelas Inc	8.4%	Blair Corp	30.3%	Blair Corp	1.6%	Charming Shoppes Inc	1.8	Blair Corp	0.0x
Blair Corp	7.8%	Coldwater Creek Inc	27.0%	Alloy Inc	1.4%	Hanover Direct	1.4	Cabelas Inc	1.2x
Sportsmans Guide Inc	6.9%	Blyth Inc	25.6%	Blyth Inc	1.1%	Cabelas Inc	1.3	Hanover	1.8x
Hanover Direct	3.9%	Cabelas Inc	23.8%	Hanover Direct	0.4%	Pc Mall Inc	1.2	Delias Inc	2.3x
Delias Inc	2.0%	Hanover Direct	16.1%	Sportsmans Guide Inc	0.3%	Sportsmans Guide Inc	1.2	Alloy Inc	4.3x
		Sportsmans Guide Inc	7.5%	Pc Mall Inc	0.3%	Delias Inc	0.9	Pc Mall Inc	11.0x

(1)	EV is calcuated based on market value of equity, plus the net debt. Revolver balance is based on the average balance in the last 4 quarters.

(2)	Hanover EBITDA has not been adjusted for any public company cost savings.

Draft/Confidential

Valuation Implications

COMPARABLE TRANSACTION SUMMARY[1]

(figures in millions)
						LTM Enterprise Value Multiples				Premium

Announced	Effective	Target	Target Industry	Acquiror	EV	Revenue	EBITDA	EBIT	EBITDA Margin	1 Day	5 Days	20 Days

5/5/2006	Pending	Sportsman’s Guide Inc.	Catalog Retail	PPR SA	$265.0	0.93 x	13.6 x	14.7 x	6.9%	14.8%	17.8%	18.8%
2/5/2006	5/3/2006	J Jill Group Inc.	Catalog Retail	Talbots	$505.7	1.16 x	14.9 x	33.0 x	7.8%	24.6%	23.8%	24.9%
12/4/2005	2/9/2006	Provide Commerce	Internet Retail	Liberty Media Group	$400.7	2.18 x	23.5 x	28.5 x	9.6%	16.6%	16.5%	45.1%
12/1/2005	12/1/2005	SkyMall Inc.	Catalog Retail	Spire Capital Partners Consortium	$52.0	1.10 x	NA	7.4 x	NA	NA	NA	NA
5/19/2005	6/2/2005	Crosstown Traders	Internet Retail	Charming Shoppes Inc.	$258.7	0.56 x	NA(2)	NA	NA	NA	NA	NA
3/1/2005	4/1/2005	Cornerstone Brands, Inc.	Catalog Retail	IAC/InterActive Corp.	$715.0	1.00 x	10.8 x	12.1 x	9.2%	NA	NA	NA
6/29/2004	6/29/2004	Golf Warehouse, The	Internet Retail	Sportman’s Guide Inc.	$30.0	0.66 x	NA	NA	NA	NA	NA	NA
7/31/2003	9/3/2003	dELiA*s	Catalog Retail	Alloy Inc.	$51.7	0.37 x	NMF	NMF	NMF	NA	NA	NA
4/16/2003	7/3/2003	Lillian Vernon Corp.	Catalog Retail	Ripplewood Holdings LLC	$40.1	0.17 x	NMF	NMF	NMF	72.6%	74.7%	71.0%
3/10/2003	4/2/2003	Miles Kimball Company	Catalog Retail	Blyth, Inc.	$65.0	0.54 x	NA	NA	NA	NA	NA	NA
5/13/2002	6/17/2002	Land’s End	Catalog Retail	Sears Roebuck & Co.	$1,793.7	1.12 x	11.2 x	13.8 x	9.1%	21.5%	23.2%	27.9%

Low					$30.0	0.17 x	10.8 x	7.4 x	6.9%	14.8%	16.5%	18.8%
High					$1,793.7	2.18 x	23.5 x	33.0 x	9.6%	72.6%	74.7%	71.0%

Median					$161.9	0.93 x	13.6 x	14.2 x	9.1%	21.5%	23.2%	27.9%
Mean					$391.3	0.89 x	14.8 x	18.2 x	8.5%	30.0%	31.2%	37.5%

•	The above transactions generally reflect acquisition of companies with better margins and more scale than Hanover. Therefore, comparability may not be appropriate.

[1]	Transactions with announcement dates between 2002 – 2006 for which purchase price multiples were available were considered. Sources included Securities Data Company, Mergerstat, and public filings.

[2]	Forward EBITDA multiple was estimated to be in the range of 6-7 times based on press releases.

Draft/Confidential

Valuation Implications

ACQUISITION PREMIUM ANALYSIS

Acquisition Premium Analysis [1]

Premium

[1]	Based on 13e3 transactions filings with SEC for the period of 2004 - 2006, and 2002 - 2006 comparable M&A transactions.

Draft/Confidential

Valuation Implications

ACQUISITION PREMIUM ANALYSIS (CONTINUED)

13e3 Transaction Premium Analysis 2004-2006

	Median Value of Transaction ($ in mm)	Median Offer Price Per Share
			Median Premium
			1-Day	5-Day	20-Day

Overall	$3.6	$8.94	14.9%	15.2%	16.5%
2006	$299.5	$20.10	13.0%	14.2%	15.3%
2005	$2.2	$9.50	20.8%	22.8%	19.9%
2004	$5.1	$7.00	12.8%	13.2%	13.9%

	1-Day High	1-Day Low		5-Day High	5-Day Low		20-Day High	20-Day Low

Overall	160.0%	(72.6%	)	137.4%	(75.0%	)	205.4%	(74.9%	)
2006	115.4%	(1.1%	)	76.6%	0.1%		82.8%	0.2%
2005	160.0%	(43.2%	)	137.4%	(41.7%	)	154.4%	(44.1%	)
2004	137.0%	(72.6%	)	137.0%	(75.0%	)	205.4%	(74.9%	)

Total Number of Transactions	177
Transactions with Disclosed Detail	169

Draft/Confidential

Valuation Implications

ACQUISITION PREMIUM ANALYSIS (CONTINUED)

13e3 Transaction Premium Analysis 2004-2006 (by Size)

	Median Premium

Transaction Value	1-Day	5-Day	20-Day

Under $10MM	16.9%	15.4%	16.5%
$10 - $100MM	15.1%	14.2%	13.8%
Over $100MM	13.3%	13.1%	16.5%

TOTAL	14.9%	15.2%	16.5%

	1-Day High	1-Day Low		5-Day High	5-Day Low		20-Day High	20-Day Low

Under $10MM	160.0%	(72.6%	)	137.4%	(75.0%	)	205.4%	(74.9%	)
$10 - $100MM	111.8%	(1.1%	)	116.9%	(1.7%	)	154.4%	(7.8%	)
Over $100MM	58.4%	(0.6%	)	57.4%	0.1%		46.7%	(0.9%	)

TOTAL	160.0%	(72.6%	)	137.4%	(75.0%	)	205.4%	(74.9%	)

Draft/Confidential

Valuation Implications

PREMIUM / DISCOUNT ANALYSIS

Chelsey Offer Price		$ 1.25

Trading Period	Closing Price	Premium/ (Discount)

1 Day	$2.55	-51.0%

5 Day	$2.80	-55.4%

1 Month	$2.46	-49.2%

Stock Price Pre Announcement[1]

[1]	Based on Pre Announcement date 2/24/2006. Houlihan Lokey is not indicating that the Pre Announcement price reflects fair value due to the lack of sufficient trading level in Hanover’s stock.

Draft/Confidential

Valuation Implications

PREMIUM / DISCOUNT ANALYSIS (CONTINUED)

Chelsey Offer Price		$ 1.25

Trading Period	Average Closing Price	Premium/ (Discount)

1 Day	$2.55	-51.0%

5 Day	$2.65	-52.9%

1 Month	$2.71	-53.9%

3 Months	$1.93	-35.3%

6 Months	$1.54	-18.7%

1 Year	$1.23	1.8%

Average Stock Price[1]

[1]	Based on Pre Announcement date 2/24/2006. Houlihan Lokey is not indicating that the Pre Announcement price reflects fair value due to the lack of sufficient trading level in Hanover’s stock.

Draft/Confidential

Valuation Implications

STOCK PRICE DISTRIBUTION

Stock Price Distribution Pre Announcement[1] (Days)

[1]	For the 12 months period of 2/25/05-2/24/06.

Draft/Confidential

Valuation Implications

STOCK PRICE DISTRIBUTION (CONTINUED)

Stock Price Distribution Pre Announcement [1] (Volume)

[1]	For the 12 month period of 2/25/05-2/24/06.

Draft/Confidential

Valuation Implications

PREFERRED STOCK VALUE

Chelsey Preferred Stock Value

(figures in millions, except per share data)

Preferred Stock Liquidation Preference (1)			$56.5

PIK Dividend Rate	1/1/2006	7.0%
	1/1/2007	8.5%
	1/1/2008	10.0%
Mandatory Redemption	1/1/2009		$72.9

Required Yield (2)			12.0%	—	8.0%

Preferred Stock Value			$50.9	—	$57.3

Per Share Common Value Accretion			$0.20	—	NA

[1]	As of 3/31/06 Preferred Stock liquidation preference, plus accrued dividends is $57.5 million.

[2]	Required yield assumption based on synthetic credit rating analysis.

Draft/Confidential

Valuation Implications

LEVERAGE

•	The Company currently has a LTM leverage ratio of 1.8x1.

•	Given the current credit environment, the Company potentially has additional debt capacity:

LBO Statistics[2]

[1]	Based on total debt of $30.3 million and EBITDA of $16.5 million (without public company cost savings addback).

[2]	Standard & Poor’s Q4 2005 Leveraged Buyout Review

[3]	Includes Preferred Stock dividend and assumes it is paid in cash; excludes amortization of debt discount.

Draft/Confidential

Valuation Implications

LEVERAGE (CONTINUED)

•	Chelsey could potentially purchase all of the minority stockholders without contributing any equity, by accessing into Hanover’s existing debt capacity:

Potential Debt Transaction[1]

(in millions, except per share data)

3/06 LTM Adjusted EBITDA with addbacks (2)	$17.1
Assumed Leverage Ratio	4.0	x

Total Debt Assumed	$68.3
Less: Wachovia Maximum Revolver Limit	(34.5)
Less: Wachovia Term Loan Outstanding	(2.3)
Less: Chelsey Loan	(20.0)

Residual Proceeds	$11.5

Number of Public Shares (3)	7.1

Implied Payout of Chelsey	$1.62

[1]	In this scenario, we assume Chelsey’s Preferred Stock remains outstanding and that approvals from the Company’s lenders are received.

[2]	Includes $0.6 million of public company cost savings.

[3]	Includes in-the-money options (excludes Chelsey’s) based on treasury method.

Draft/Confidential

Valuation Implications

REAL ESTATE

•	The Company has the following properties which are substantially mortgage free:

	•	A 775,000 sq. ft. warehouse and fulfillment facility in Roanoke, Virginia

	•	A 48,000 sq. ft. administrative and telemarketing facility located in LaCrosse, Wisconsin

	•	A 150,000 sq. ft. home fashion manufacturing facility located in LaCrosse, Wisconsin

•	According to an appraisal report as of May 19, 2003, real estate value was $40.5 million.

	•	An updated appraisal report will provide a better picture of any hidden real estate value.

•	The Company may be able to refinance its loan due to Chelsey[1] with commercial mortgage loan, potentially lowering its interest expenses.

[1]	Chelsey Loan is at Prime + 5%.

Draft/Confidential

Valuation Implications

REAL ESTATE (CONTINUED)

•	Potential sale leaseback transaction may result in the following:

Potential Sale Leaseback Transaction Impact[1]

(in millions, except per share data)

Assumed Transaction Amount (2)	$20.0
Assumed Capitalization Rate	8%
Net Lease Payment	$1.6

	Pre	Post

3/06 LTM Adjusted EBITDA with addbacks (3)	$17.1	$15.5

EV (assumed EBITDA Multiple @ 8.0x)	$136.6	$123.8
Less: Net Debt (4)	(29.9)	(9.9)
Less: Preferred Stock (5)	(57.5)	(57.5)

Equity Value	$49.2	$56.4

Shares Outstanding (6)	32.7	32.7

Price per Share	$1.50	$1.72

Increase in Price		14.6%

[1]	Assumes sale leaseback proceeds are utilized to repay debt, subject to existing lenders’ approval.

[2]	Based on indication from W.P.Carey in 2003.

[3]	Includes $0.6 million of public company cost savings.

[4]	In calculating Net Debt, average Revolver balance for the past four quarters is used.

[5]	As of 3/31/06 Preferred Stock liquidation preference, plus accrued dividends is $57.5 million.

[6]	Includes in-the-money options based on treasury method.

Draft/Confidential

Valuation Implications

SUMMARY OF VALUATION IMPLICATIONS

•	The range of EBITDA multiples

•	The adjusted EBITDA level (including public company costs and other potential add-backs)

•	The value of the Series C Preferred Stock

•	Debt capacity may be under utilized

•	Hidden real estate value, if any

•	Status quo implications

Draft/Confidential

Deal Structure

Draft/Confidential

Deal Structure

STRUCTURAL POINTS

	Issues		Considerations
•	Clarity on Proposed Transaction	•	Long form merger; or tender offer followed by short form merger?
•	Offer Price	•	Initial bid is apparently too low. The market has run past the Offer Price
•	Re: Pure Resources	•	Offer subject to majority of the minority (total unaffiliated shareholders or majority of the votes?)

In this precedent court case, the framework has been established to allow tender offer to be non-coercive		•	Binding agreement to consummate short form merger if greater than 90% achieved (assuming no orphans left)
•	Assurance of ability to consummate	•	Availability of third party financing
		•	Ability of Chelsey to complete Transaction without a third party

Draft/Confidential

Stock Chart

Stock Chart

HISTORICAL PRICE VOLUME PERFORMANCE

Hanover Direct Inc.	Last: $1.40
30-Sep-2004 to 04-May-2006	High: $3.00
Prices in USD; Volume in millions	Low: $0.25

(1)	Hanover Announces the Filing of a Form 12b-25 Notification of Late Filing With the SEC

(2)	Hanover Announces Notice of Potential Delisting From American Stock Exchange

(3)	Basil Regan sells approximately 3.8 million shares to Chelsey at $1 per share in a private transaction

(4)	Hanover Announces Notice of Delisting From American Stock Exchange

(5)	Hanover Announces Conclusion of Independent Investigation Regarding Restatements, Resignation of Chief Financial Officer

(6)	Hanover Announces Favorable Outcomes in Three Litigations

(7)	Hanover Replaces KPMG LLP with Goldstein Golub & Kessler LLP as its Principal Independent Auditors

(8)	Hanover Reports Preliminary Results for the Fourth Quarter and Guidance for the Fiscal Year Ended December 31, 2005

(9)	Hanover Receives Going Private Proposal

(10)	Hanover Files Fiscal Year End 2005 10-K

MAY 24, 2006	Hanover Direct, Inc.
Draft/Confidential	Updated Discussion Materials with the Special Committee of the Board of Directors

Houlihan Lokey Howard & Zukin
245 Park Avenue
New York, NY 10167
212-497-4100
www.hlhz.com

New York    Los Angeles    Chicago    San Francisco    Washington D.C.     Minneapolis    Dallas    Atlanta    London    Paris    Frankfurt

Draft/Confidential

Table of Contents

Tab

Process	1

Financial Performance and Projections	2

Valuation Implications	3

i

Draft/Confidential

Process

Draft/Confidential

Process

SUMMARY OF DUE DILIGENCE PERFORMED

In preparing our preliminary findings, we have:

•	Reviewed historical financial information

•	Reviewed the 2006 internal financial budget, (“Old Budget”) for the Company prepared by management, dated March 13, 2006.

•	Reviewed the 2006 revised financial forecast (“Revised Budget”) for the Company prepared by management, received on May 18, 2006.

•	Reviewed the 2006 first quarter financial results of the Company prepared by management

•	Reviewed various operational and financial analyses prepared by management

•

Held various meetings and discussions with members of the senior management of the Company (Wayne Garten, John Swatek, Charlie Pellenberg, Neil Mulhall) regarding their assessment of the past and current business operations, financial condition and future prospects (2006) of the Company

•	Reviewed the reported price and trading activity for the common stock of the Company

•	Compared financial and stock market information for the Company with similar information with respect to the securities of other publicly traded companies

•	Reviewed the financial terms of recent business combinations in the catalog/internet retail industry

•	Reviewed selected going private transactions

•	Reviewed the rights and privileges of the Company’s Series C Preferred Stock

•	Reviewed preferred stock yields for companies with similar credit statistics as Hanover

1

Draft/Confidential

Financial Performance and Projections

Draft/Confidential

Financial Performance and Projections

FINANCIAL PERFORMANCE[1]

•	After the disappointing FY 2003, Hanover has experienced healthier revenue growth and profitability in FY 2004 and FY 2005.

Revenue

($ in Millions)

EBITDA & EBITDA Margin

($ in Millions)

[1]	EBITDA and EBITDA margins are adjusted for one-time non-recurring items, but do not include public company cost savings addback. Source: Form 10-K and Management.

[2]	The Revised Budget was received on May 18, 2006.

3

Draft/Confidential

Financial Performance and Projections

2006 BUDGET

•	The Company has not prepared projections beyond its 2006 budget.

•

The Company’s initial budget projected a decline in EBITDA for 2006. The EBITDA margin[1] for 2005 was 4.6% and was originally budgeted to decrease to 3.8% for 2006. Management had indicated that there were several reasons for such a decline:

•

Global Sourcing Initiatives: To lower merchandising costs and improve product mix, Hanover plans to hire additional personnel in the U.S. to source from the Far East. As a result, the travel and entertainment expenses are projected to increase by approximately $0.69 million.

•

E-Commerce Capability: Hanover’s Internet sales have experienced a much higher growth rate than the traditional mail order catalog (23.9% vs. 2.0% in FY 2005). The Company plans to invest more resources to enhance its e-commerce platform.

•

Additional Headcount: Hanover has projected to add headcount in the Human Resources and Finance functions. Overall, the Company will incur an additional $2.23 million in payroll and $0.79 million in fringe benefits.

•	Paper, Printing and Postage: The Company projected an increase of $7.6 million in Catalog/Advertising cost attributed mainly to increase in paper and printing costs, as well as to the USPS postage.

[1]	EBITDA margins are adjusted for one-time non-recurring items, but do not include public company cost savings add-back. Source: Form 10-K and Management.

4

Draft/Confidential

Financial Performance and Projections

POTENTIAL ADJUSTMENTS

•	Below is a list of costs that may be adjusted either because of their one-time nature, or the expenses will bring long term benefits to the Company:

Potential Adjustments in 2006

(figures in millions)

Information Systems	$0.4
Global Sourcing Related Increase	$0.7
Increase in Payroll (excl. reclass)	$2.2
Increase in Fringe	$0.8

$4.1

•	Information Systems: consists of increase in payroll and fringe benefits for additional positions.

•	Global Sourcing: incremental travel and entertainment expenses related to the Global Sourcing Initiatives discussed.

•	Fringe and Payroll: increase headcount in Human Resources, Finance and E-Commerce departments.

5

Draft/Confidential

Financial Performance and Projections

FINANCIAL PERFORMANCE – 2006 Q1

•	Although lower than 2005, the 2006 first quarter results exceeded the Old Budget.

Revenue

($ in Millions)

EBITDA & EBITDA Margin [1]

($ in Millions)

[1]

Old Budget EBITDA includes $0.18 million of severance adjustments. 2006 Q1 EBITDA and EBITDA margins are adjusted for one-time non-recurring items, but do not include public company cost savings addback.

6

Draft/Confidential

Financial Performance and Projections

2006 REVISED FORECAST

•	The Company has recently revised its 2006 forecast. Revised Budget EBITDA is forecasted to decline 21% compared to the old budget, or 32% compared to the 2005 result.

EBITDA [1]

•	Management cited the following reasons for the revised forecast:

	•	Lackluster performance of the flagship catalog The Company Store and poor performance of catalogs of the Total Men’s

	•	Lower than expected ramp up rate on the new Encore membership program

	•	The bankruptcy and eventual liquidation of APX Logistics, one of the indirect contract carriers of the Company, cost the Company $0.1 million more per week in postage expense

[1]	EBITDA is adjusted for one-time non-recurring items, but does not include public company cost savings addback.

7

Draft/Confidential

Financial Performance and Projections

REPRESENTATIVE LEVELS

(figures in thousands)
					Old	Revised	Old Budget Adjusted	Revised Budget Adjusted

	Fiscal Year Ended			LTM	Budget	Budget
	12/31/03	12/31/04	12/31/05	03/31/06	12/31/06	12/31/06	12/31/06	12/31/06

Reported Revenue	$370.1	$360.5	$407.4	$418.0	$428.3	$424.3	$428.3	$424.3
Revenue Growth%		-2.6%	13.0%		5.1%	4.1%	5.1%	4.1%

Less: Cost of Goods Sold	$233.6	$216.9	$253.0	$262.3	$262.4		$262.4

Gross Profit	$136.5	$143.6	$154.5	$155.8	$165.8		$165.8
Less: Selling, General & Administrative	$136.5	$134.6	$137.4	$140.3	$152.6		$152.6
Less: Special Charges	$0.2	$1.7	($0.1)	($0.1)	$0.0		$0.0
Add: Depreciation and Amortization	$4.1	$3.3	$2.9	$2.7	$2.4		$2.4
Add: Adjustments(1)	$4.6	$5.9	($1.1)	($1.7)	$0.8	$1.8	$4.9	$5.9

Adjusted EBITDA	$8.6	$16.5	$18.9	$16.5	$16.4	$12.9	$20.5	$17.0
EBITDA Margin%	2.3%	4.6%	4.6%	3.9%	3.8%	3.0%	4.8%	4.0%

Less: Depreciation and Amortization	$4.1	$3.3	$2.9	$2.7	$2.4		$2.4

Adjusted EBIT	$4.5	$13.2	$16.0	$13.8	$14.0		$18.1
EBIT Margin%	1.2%	3.7%	3.9%	3.3%	3.3%		4.2%

Footnotes:

(1) Adjustments:

Operating One-Time Charges/(Gains)
Severance and Termination Costs	$0.7	$2.6	$0.8	$1.5	$0.0	$1.2
Special Charges / Restructuring Related Charges	$1.3	$1.5	($0.1)	($0.1)	$0.7	$0.0
Facility Exit Costs	$0.0	$0.2	$0.0	$0.0	$0.0	$0.0
Compensation Continuation Agreement Costs	$3.1	$0.0	$0.0	$0.0	$0.0	$0.0
Change in Vacation / Sick Policy	($1.6)	$0.0	$0.0	$0.0	$0.0	$0.0
Going Private	$0.0	$0.0	$0.0	$0.2	$0.0	$0.5
Shareholder Relation Fees	$0.0	$0.0	$0.0	($0.0)	$0.0	$0.0
Severance - Former Employee’s Litigation	$0.0	$0.0	$0.0	($0.2)	$0.0	$0.0

Other Adjustsments
Legal and Audit Fees related to Restatement	$0.0	$0.6	$2.6	$1.2	$0.0	$0.0
Class Action Litigation Reserve	$0.0	$0.5	$0.0	$0.0	$0.0	$0.0
Rakesh Kaul Accrual	$0.0	$0.2	($4.5)	($4.5)	$0.0	$0.0
Compensation Expenses Related to Stock Options	$1.1	$0.2	$0.1	$0.1	$0.1	$0.1

Total Adjustments	$4.6	$5.9	($1.1)	($1.7)	$0.8	$1.8

Potential Cost Adjustments
Information Systems	$0.4
Global Sourcing Related Incre	$0.7
Increase in Payroll (excl. recla	$2.2
Increase in Fringe	$0.8

$4.1

8

Draft/Confidential

Financial Performance and Projections

PUBLIC COMPANY COST SAVINGS

•	The current costs of being a public company are $1.8 million. Management believes these costs could be reduced to $1.2 million if the Company goes private.

Public Company Cost Savings

($ in millions)

	Public	Private		Savings

Directors Fees	$0.3	$0.2	(1)	($0.2)

D&O Insurance	$0.4	$0.4	(2)	$0.0

Listing Fees and Transfer Fees	$0.1	$0.0		($0.1)

Press Release/Investor Relations/Proxy	$0.1	$0.1	(3)	($0.1)

Legal Fees - SEC Compliance External Counsel	$0.1	$0.0		($0.1)

Audit Fees	$0.4	$0.3	(4)	($0.1)

Internal Legal Costs	$0.2	$0.1	(5)	($0.1)

Internal Accounting Costs	$0.2	$0.2	(6)	$0.0

Total Costs	$1.8	$1.2		($0.6)

(1) Assumes an Advisory Board 3 members vs 6 today

(2) D&O insurance will need a tail policy for next 4 - 5 years so no incremental savings currently

(3) Reduction for Proxy and Other Quarterly Filings however still a need for vendor relations press releases

(4) Eliminate SEC filings however still a need for auaudits and reviews on a quarterly basis

(5) Eliminate internal legal work on SEC filings

(6) Continued need for reporting to management and owners

•	In addition, if the Company remains public, it will have to spend approximately additional $0.75-$1.0 million starting from 2007 in order to be Sarbane-Oxley compliant.

•	In 2007, the savings would be in the range of $1.35 - $1.6 million, or approximately $1.5 million on average.

9

Draft/Confidential

Valuation Implications

Draft/Confidential

Valuation Implications

CHELSEY OFFER

(figures in millions, except per share data)

Chelsey Offer Price	$1.25
Shares Outstanding (1)	32.7

Equity Value	$40.9
Add: Net Debt (2)	30.3
Add: Preferred Stock (3)	57.5

Enterprise Value	$128.6

2005 Adjusted EBITDA (4)	$19.5
Implied 2005 EBITDA Multiple	6.6x

3/06 LTM Adjusted EBITDA (4)	$17.1
Implied 3/06 LTM EBITDA Multiple	7.5x

2006 Adjusted EBITDA per Old Budget (4)	$17.0
Implied 2006 EBITDA Multiple	7.6x

2006 Adjusted EBITDA per Revised Budget (4)	$13.5
Implied 2006 EBITDA Multiple	9.5x

Implied Multiple Analysis

EBITDA Multiples

[1]	Includes in-the-money options based on treasury method.

[2]	In calculating Net Debt, average Revolver balance for the past four quarters is used.

[3]	Liquidation preference plus accrued dividends as of 3/31/06.

[4]	Includes public company cost savings of $0.6 million. Source: Management.

[5]	Comparable companies include: Charming Shoppes, Blyth and Alloy.

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PUBLIC SHAREHOLDER CONSIDERATION RECEIVED – 2005 ACTUAL

(figures in millions, except share data)

2005 Adjusted EBITDA						$ 18.9

Public Company Costs/Savings		$1.5	Public Company Costs		$0.6	Public Company Costs		$0.0

EBITDA		$20.4	EBITDA		$19.5	EBITDA		$18.9

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

6.3x	$1.25	$8.8	6.6x	$1.25	$8.8	6.8x	$1.25	$8.8

6.0x	$1.07	$7.5	6.0x	$0.90	$6.3	6.0x	$0.79	$5.6
6.5x	$1.38	$9.7	6.5x	$1.20	$8.5	6.5x	$1.08	$7.6
7.0x	$1.69	$11.9	7.0x	$1.50	$10.6	7.0x	$1.37	$9.7
7.5x	$2.00	$14.1	7.5x	$1.80	$12.7	7.5x	$1.66	$11.7
8.0x	$2.31	$16.4	8.0x	$2.09	$14.8	8.0x	$1.95	$13.8
8.5x	$2.63	$18.6	8.5x	$2.39	$16.9	8.5x	$2.24	$15.8
9.0x	$2.94	$20.8	9.0x	$2.69	$19.0	9.0x	$2.53	$17.9
9.5x	$3.25	$23.0	9.5x	$2.99	$21.1	9.5x	$2.81	$19.9
10.0x	$3.56	$25.2	10.0x	$3.28	$23.3	10.0x	$3.10	$22.0

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

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PUBLIC SHAREHOLDER CONSIDERATION RECEIVED – LTM 2006

(figures in millions, except share data)

3/06 LTM Adjusted EBITDA						$ 16.5

Public Company Costs		$1.5	Public Company Costs		$0.6	Public Company Costs		$0.0

EBITDA		$18.0	EBITDA		$17.1	EBITDA		$16.5

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

7.1x	$1.25	$8.8	7.5x	$1.25	$8.8	7.8x	$1.25	$8.8

6.0x	$0.62	$4.4	6.0x	$0.45	$3.2	6.0x	$0.34	$2.4
6.5x	$0.90	$6.3	6.5x	$0.72	$5.0	6.5x	$0.60	$4.2
7.0x	$1.17	$8.3	7.0x	$0.98	$6.9	7.0x	$0.85	$6.0
7.5x	$1.44	$10.2	7.5x	$1.24	$8.7	7.5x	$1.10	$7.8
8.0x	$1.72	$12.1	8.0x	$1.50	$10.6	8.0x	$1.35	$9.5
8.5x	$1.99	$14.1	8.5x	$1.76	$12.4	8.5x	$1.60	$11.3
9.0x	$2.27	$16.0	9.0x	$2.02	$14.3	9.0x	$1.86	$13.1
9.5x	$2.54	$18.0	9.5x	$2.28	$16.1	9.5x	$2.11	$14.9
10.0x	$2.82	$20.0	10.0x	$2.54	$18.0	10.0x	$2.36	$16.7

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

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PUBLIC SHAREHOLDER CONSIDERATION RECEIVED – 2006 BUDGET

(figures in millions, except share data)

2006 Adjusted EBITDA per Budget						$ 16.4

Public Company Costs		$1.5	Public Company Costs		$0.6	Public Company Costs		$0.0

EBITDA		$17.9	EBITDA		$17.0	EBITDA		$16.4

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

7.2x	$1.25	$8.8	7.6x	$1.25	$8.8	7.8x	$1.25	$8.8

6.0x	$0.60	$4.2	6.0x	$0.44	$3.1	6.0x	$0.33	$2.3
6.5x	$0.88	$6.2	6.5x	$0.70	$4.9	6.5x	$0.58	$4.1
7.0x	$1.15	$8.1	7.0x	$0.96	$6.7	7.0x	$0.83	$5.8
7.5x	$1.42	$10.0	7.5x	$1.22	$8.6	7.5x	$1.08	$7.6
8.0x	$1.70	$12.0	8.0x	$1.47	$10.4	8.0x	$1.33	$9.4
8.5x	$1.97	$13.9	8.5x	$1.73	$12.2	8.5x	$1.58	$11.1
9.0x	$2.24	$15.8	9.0x	$1.99	$14.1	9.0x	$1.83	$12.9
9.5x	$2.52	$17.8	9.5x	$2.25	$15.9	9.5x	$2.08	$14.7
10.0x	$2.79	$19.7	10.0x	$2.51	$17.8	10.0x	$2.33	$16.5

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

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PUBLIC SHAREHOLDER CONSIDERATION RECEIVED – 2006 REVISED BUDGET

(figures in millions, except share data)

2006 Adjusted EBITDA per Revised Budget						$ 12.9

Public Company Cost Savings		$1.5	Public Company Cost Savings		$0.6	Public Company Cost Savings		$0.0

EBITDA		$14.4	EBITDA		$13.5	EBITDA		$12.9

EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders	EBITDA Multiple	Implied Price per Share	Paid to Public Shareholders

8.9x	$1.25	$8.8	9.5x	$1.25	$8.8	10.0x	$1.25	$8.8

6.0x	NMF	NMF	6.0x	NMF	NMF	6.0x	NMF	NMF
6.5x	$0.18	$1.3	6.5x	$0.00	$0.0	6.5x	NMF	NMF
7.0x	$0.40	$2.8	7.0x	$0.21	$1.5	7.0x	$0.08	$0.6
7.5x	$0.62	$4.4	7.5x	$0.42	$2.9	7.5x	$0.28	$2.0
8.0x	$0.84	$5.9	8.0x	$0.62	$4.4	8.0x	$0.48	$3.4
8.5x	$1.07	$7.5	8.5x	$0.83	$5.8	8.5x	$0.67	$4.8
9.0x	$1.29	$9.1	9.0x	$1.04	$7.3	9.0x	$0.87	$6.1
9.5x	$1.51	$10.6	9.5x	$1.24	$8.8	9.5x	$1.07	$7.5
10.0x	$1.73	$12.2	10.0x	$1.45	$10.2	10.0x	$1.27	$8.9

[1]	Number of shares used in calculating price per share and consideration paid to public shareholders includes in-the-money options based on treasury method.

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PRICE PER SHARE MATRIX

EBITDA and EBITDA Multiple Impact on Price per Share

(in millions, except per share data)

	Assumed Level of EBITDA
EBITDA Multiple	$13.0	$13.5	$14.0	$14.5	$15.0	$15.5	$16.0	$16.5	$17.0	$17.5	$18.0	$18.5	$19.0	$19.5	$20.0	$20.5

6.0x	NMF	NMF	NMF	NMF	$0.07	$0.16	$0.25	$0.34	$0.44	$0.53	$0.62	$0.71	$0.80	$0.89	$0.99	$1.08
6.5x	NMF	$0.00	$0.10	$0.20	$0.30	$0.40	$0.50	$0.60	$0.70	$0.80	$0.89	$0.99	$1.09	$1.19	$1.29	$1.39
7.0x	$0.10	$0.21	$0.31	$0.42	$0.53	$0.63	$0.74	$0.85	$0.96	$1.06	$1.17	$1.28	$1.38	$1.49	$1.60	$1.71
7.5x	$0.30	$0.41	$0.53	$0.64	$0.76	$0.87	$0.99	$1.10	$1.22	$1.33	$1.45	$1.56	$1.67	$1.79	$1.90	$2.02
8.0x	$0.50	$0.62	$0.74	$0.86	$0.99	$1.11	$1.23	$1.35	$1.48	$1.60	$1.72	$1.84	$1.97	$2.09	$2.21	$2.33
8.5x	$0.70	$0.83	$0.96	$1.09	$1.22	$1.35	$1.48	$1.61	$1.74	$1.87	$2.00	$2.13	$2.26	$2.39	$2.52	$2.65
9.0x	$0.89	$1.03	$1.17	$1.31	$1.45	$1.58	$1.72	$1.86	$2.00	$2.13	$2.27	$2.41	$2.55	$2.68	$2.82	$2.96
9.5x	$1.09	$1.24	$1.38	$1.53	$1.67	$1.82	$1.97	$2.11	$2.26	$2.40	$2.55	$2.69	$2.84	$2.98	$3.13	$3.27
10.0x	$1.29	$1.45	$1.60	$1.75	$1.90	$2.06	$2.21	$2.36	$2.52	$2.67	$2.82	$2.98	$3.13	$3.28	$3.43	$3.59

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PRICE PER SHARE MATRIX (CONTINUED)

2005 Gross Profit Margin and EBITDA Multiple Impact on Price per Share[12]

(in millions, except per share data)

	Gross Profit Margin
EBITDA Multiple	36.7%	36.9%	37.2%	37.4%	37.7%	37.9%	38.2%	38.4%	38.7%	38.9%	39.2%	39.4%	39.7%

6.0x	$0.90	$1.08	$1.27	$1.46	$1.64	$1.83	$2.02	$2.20	$2.39	$2.58	$2.76	$2.95	$3.14
6.5x	$1.19	$1.40	$1.60	$1.80	$2.00	$2.21	$2.41	$2.61	$2.81	$3.01	$3.22	$3.42	$3.62
7.0x	$1.49	$1.71	$1.93	$2.15	$2.36	$2.58	$2.80	$3.02	$3.24	$3.45	$3.67	$3.89	$4.11
7.5x	$1.80	$2.02	$2.26	$2.49	$2.72	$2.96	$3.19	$3.42	$3.66	$3.89	$4.13	$4.36	$4.59
8.0x	$2.09	$2.34	$2.59	$2.84	$3.08	$3.33	$3.58	$3.83	$4.08	$4.33	$4.58	$4.83	$5.08
8.5x	$2.39	$2.65	$2.92	$3.18	$3.44	$3.71	$3.97	$4.24	$4.50	$4.77	$5.03	$5.30	$5.56
9.0x	$2.68	$2.96	$3.24	$3.52	$3.81	$4.09	$4.37	$4.65	$4.93	$5.21	$5.49	$5.77	$6.05
9.5x	$2.98	$3.28	$3.57	$3.87	$4.17	$4.46	$4.76	$5.05	$5.35	$5.64	$5.94	$6.24	$6.53
10.0x	$3.27	$3.59	$3.90	$4.21	$4.53	$4.84	$5.15	$5.46	$5.77	$6.08	$6.39	$6.71	$7.02

Resulting
EBITDA	$19.5	$20.5	$21.5	$22.6	$23.6	$24.6	$25.6	$26.6	$27.7	$28.7	$29.7	$30.7	$31.7

[1]	Assumes Membership EBITDA stays at $5.1 million. Adjusted gross profit margin from core business is 36.7%.

[2]	Starting EBITDA in this illustration is $19.5 million, after adjustments of $(0.5) million including public company cost savings of $0.6 million.

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OBSERVED MULTIPLES

Observed Multiples

EBITDA Multiples

[1]	Comparable companies include: Charming Shoppes, Blyth and Alloy.

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COMPARABLE PUBLIC COMPANY DEBT-FREE MULTIPLES

(figures in millions)

		EV / EBITDA					EV / EBIT

	EV (1)	FYE	LTM	NFY		EV (1)	FYE	LTM	NFY

Tier 1: Direct Marketers in Apparel and Home Fashion
Coldwater Creek Inc (2)	$2,538.8	NMF	NMF	19.0x	Coldwater Creek Inc (2)	$2,538.8	NMF	NMF	25.8x
Charming Shoppes Inc(2)(3)	$1,584.4	6.4x	6.2x	5.8x	Charming Shoppes Inc(2)(3)	$1,584.4	10.0x	9.7x	9.0x
Blyth Inc (4)	$1,052.3	7.1x	7.1x	NA	Blyth Inc (4)	$1,052.3	9.6x	9.6x	10.0x
Delias Inc (5)	$269.9	NMF	NMF	NA	Delias Inc (5)	$269.9	NMF	NMF	NA
Alloy Inc (2)	$181.4	10.7x	10.7x	8.9x	Alloy Inc (2)	$181.4	15.2x	15.2x	9.3x
Blair Corp (6)	$108.4	2.8x	3.3x	NA	Blair Corp (6)	$108.4	3.9x	5.0x	NA

Tier 2: Direct Marketers in Other Consumer Products
Cabelas Inc (2)	$1,470.6	9.8x	9.4x	8.0x	Cabelas Inc (2)	$1,470.6	12.8x	12.4x	11.0x
Petmed Express Inc (2)(3)	$312.1	16.7x	16.2x	13.2x	Petmed Express Inc (2)(3)	$312.1	17.2x	16.7x	13.5x
Sportsmans Guide Inc (7)	$245.9	12.6x	12.6x	10.9x	Sportsmans Guide Inc (7)	$245.9	13.6x	13.6x	14.3x
Pc Mall Inc (4)	$121.0	NMF	12.7x	NA	Pc Mall Inc (4)	$121.0	NMF	22.2x	NA

Low		6.4x	6.2x	5.8x	Low		9.6x	9.6x	9.0x
High		16.7x	16.2x	19.0x	High		17.2x	22.2x	25.8x

Median		10.2x	10.7x	9.9x	Median		13.2x	13.6x	11.0x
Mean		10.5x	10.7x	11.0x	Mean		13.1x	14.2x	13.3x

Tier 3: Home Fashion Retailers
Bed Bath & Beyond Inc (2)(4)	$9,685.5	9.8x	9.8x	9.1x	Bed Bath & Beyond Inc (2)(4)	$9,685.5	11.0x	11.0x	10.1x
Williams-Sonoma Inc (4)	$4,357.0	9.0x	9.0x	8.5x	Williams-Sonoma Inc (4)	$4,357.0	12.2x	12.2x	11.3x

Footnotes:

(1)	EV is calculated based on market value of equity as of May 22, 2006, plus net debt. Revolver balance is based on the average balance in the last 4 quarters.

(2)	IBES consensus projections.

(3)	Based on company press release.

(4)	IBES consensus projections. No EBITDA projection available.

(5)	No projections available. Delis is excluded from the multiple range due to the limited trading history.

(6)	No projections available. Blair is excluded from the multiple range.

(7)

On May 6, 2006 PPR SA announced acquisition of Sportsman Guide, Inc. at $31.00 a share. As such the EV and multiples shown here are based on May 4, 2006 share price and financials results available as of that date.

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RISK RANKINGS

Size (Revenue, millions)		Size (Enterprise Value, millions) (1)		Historical Growth (2-Year Revenue)		Historical Growth (1-Year Revenue)		Projected Growth (1-Year Revenue)

Charming Shoppes Inc	$2,887	Coldwater Creek Inc	$2,539	Coldwater Creek Inc	23.3%	Coldwater Creek Inc	33.5%	Coldwater Creek Inc	26.4%
Cabelas Inc	$1,854	Charming Shoppes Inc	$1,584	Sportsmans Guide Inc	21.0%	Sportsmans Guide Inc	22.7%	Cabelas Inc	12.2%
Blyth Inc	$1,573	Cabelas Inc	$1,471	Delias Inc	16.7%	Delias Inc	13.7%	Charming Shoppes Inc	11.4%
Pc Mall Inc	$993	Blyth Inc	$1,052	Cabelas Inc	13.7%	Charming Shoppes Inc	18.0%	Sportsmans Guide Inc	8.5%
Coldwater Creek Inc	$788	Delias Inc	$270	Charming Shoppes Inc	9.8%	Cabelas Inc	15.7%	Alloy Inc	4.7%
Blair Corp	$479	Sportsmans Guide Inc	$246	Pc Mall Inc	7.3%	Hanover Direct	13.0%	Hanover Direct	4.1%
Hanover Direct	$418	Alloy Inc	$181	Hanover Direct	4.9%	Pc Mall Inc	1.9%	Blyth Inc	-1.3%
Sportsmans Guide Inc	$285	Pc Mall Inc	$121	Blyth Inc	2.2%	Blyth Inc	-0.8%	Pc Mall Inc	-1.8%
Delias Inc	$227	Blair Corp	$108	Blair Corp	-11.1%	Blair Corp	-8.9%	Delias Inc	NA
Alloy Inc	$195			Alloy Inc	NA	Alloy Inc	NA	Blair Corp	NA

Historical Growth (2-Year EBITDA)(2)		Historical Growth (1-Year EBITDA)(2)		Projected Growth (1-Year EBITDA)(2)		Projected Growth (5-Year EPS)		Profitability (EBIT to Revenue)

Coldwater Creek Inc	65.0%	Alloy Inc	419.6%	Coldwater Creek Inc	31.4%	Pc Mall Inc	30.0%	Coldwater Creek Inc	9.4%
Hanover Direct	48.3%	Coldwater Creek Inc	50.6%	Cabelas Inc	21.3%	Charming Shoppes Inc	24.0%	Blyth Inc	7.0%
Sportsmans Guide Inc	33.4%	Sportsmans Guide Inc	36.7%	Alloy Inc	20.5%	Sportsmans Guide Inc	20.0%	Cabelas Inc	6.4%
Charming Shoppes Inc	25.8%	Charming Shoppes Inc	28.7%	Sportsmans Guide Inc	15.7%	Cabelas Inc	15.0%	Sportsmans Guide Inc	6.3%
Cabelas Inc	16.1%	Cabelas Inc	17.0%	Charming Shoppes Inc	9.2%	Alloy Inc	NA	Alloy Inc	6.1%
Blair Corp	8.9%	Hanover Direct	14.6%	Hanover Direct	-31.7%	Blair Corp	NA	Charming Shoppes Inc	5.7%
Alloy Inc	6.3%	Blair Corp	12.8%	Delias Inc	NA	Coldwater Creek Inc	NA	Blair Corp	4.5%
Blyth Inc	-17.5%	Blyth Inc	-27.3%	Pc Mall Inc	NA	Delias Inc	NA	Hanover Direct	3.3%
Pc Mall Inc	-34.6%	Pc Mall Inc	-64.2%	Blair Corp	NA	Hanover Direct	NA	Delias Inc	0.6%
Delias Inc	NMF	Delias Inc	NMF	Blyth Inc	NA	Blyth Inc	NA	Pc Mall Inc	0.5%

Profitability (EBITDA to Revenue)(2)		Relative Depreciation (Depreciation to EBITDA)(2)		Internal Investment (Capital Expenditures to Revenue)		Liquidity (Current Ratio)		Leverage (Debt to EBITDA)(2)

Coldwater Creek Inc	12.9%	Delias Inc	79.9%	Cabelas Inc	8.3%	Blyth Inc	2.8	Coldwater Creek Inc	0.0x
Blyth Inc	9.4%	Pc Mall Inc	42.9%	Coldwater Creek Inc	10.3%	Blair Corp	2.4	Sportsmans Guide Inc	0.0x
Charming Shoppes Inc	8.9%	Alloy Inc	46.9%	Delias Inc	5.1%	Alloy Inc	2.0	Blair Corp	0.0x
Alloy Inc	8.7%	Charming Shoppes Inc	36.2%	Charming Shoppes Inc	3.8%	Coldwater Creek Inc	2.0	Delias Inc	0.7x
Cabelas Inc	8.4%	Blair Corp	34.3%	Blair Corp	1.7%	Cabelas Inc	1.8	Charming Shoppes Inc	1.0x
Blair Corp	6.9%	Coldwater Creek Inc	27.0%	Alloy Inc	1.4%	Charming Shoppes Inc	1.8	Hanover	1.8x
Sportsmans Guide Inc	6.9%	Blyth Inc	25.6%	Blyth Inc	1.1%	Hanover Direct	1.4	Cabelas Inc	2.5x
Hanover Direct	3.9%	Cabelas Inc	24.2%	Hanover Direct	0.4%	Pc Mall Inc	1.3	Blyth Inc	2.8x
Delias Inc	2.8%	Hanover Direct	16.1%	Sportsmans Guide Inc	0.3%	Sportsmans Guide Inc	1.2	Alloy Inc	4.3x
		Sportsmans Guide Inc	7.5%	Pc Mall Inc	0.3%	Delias Inc	1.1	Pc Mall Inc	4.7x

Hanover 2006 revenue and EBITDA are based on Revised Budget.

(1)	EV is calcuated based on market value of equity, plus the net debt. Revolver balance is based on the average balance in the last 4 quarters.

(2)	Hanover EBITDA has not been adjusted for any public company cost savings.

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COMPARABLE TRANSACTION SUMMARY[1]

(figures in millions)
							LTM Enterprise Value Multiples							Premium

Announced	Effective	Target	Target Industry	Acquiror	EV		Revenue	EBITDA		EBIT		EBITDA Margin		1 Day	5 Days	20 Days

5/5/2006	Pending	Sportsmans Guide Inc.	Catalog Retail	PPR SA	$265.0		0.93 x	13.6 x		14.7 x		6.9%		2.0%	2.2%	15.1%
2/5/2006	5/3/2006	J Jill Group Inc.	Catalog Retail	Talbots	$500.8		1.11 x	19.7 x		191.4 x		5.6%		24.6%	23.8%	24.9%
12/4/2005	2/9/2006	Provide Commerce	Internet Retail	Liberty Media Corp	$450.5		2.45 x	26.4 x		32.0 x		9.6%		16.6%	16.5%	45.1%
12/1/2005	12/1/2005	SkyMall Inc.	Catalog Retail	Spire Capital Partners Consortium	$52.0		0.73 x	NA		NA		100.0%		NA	NA	NA
5/19/2005	6/2/2005	Crosstown Traders	Internet Retail	Charming Shoppes Inc.	$258.7		0.56 x	8.6 x	(2)	NA		NA		NA	NA	NA
4/15/2005	10/4/2005	Brookstone Inc.	Specialty Stores	OSIM/Temasek/Childs	$419.3	(3)	0.84 x	8.3 x		11.3 x		9.4%		31.4%	24.8%	40.7%
3/1/2005	4/1/2005	Cornerstone Brands, Inc.	Catalog Retail	IAC/InterActive Corp.	$715.0		1.00 x	10.8 x		12.1 x		9.2%		NA	NA	NA
6/29/2004	6/29/2004	Golf Warehouse, The	Internet Retail	Sportmans Guide Inc.	$30.0		0.66 x	NA		NA		NA		NA	NA	NA
7/31/2003	9/3/2003	dELiA*s	Catalog Retail	Alloy Inc.	$51.7		0.37 x	NMF		NMF		NMF		NA	NA	NA
4/16/2003	7/2/2003	Lillian Vernon Corp.	Catalog Retail	Ripplewood Holdings LLC	$40.1		0.17 x	NMF		NMF		NMF		72.6%	74.7%	71.0%
3/10/2003	4/2/2003	Miles Kimball Company	Catalog Retail	Blyth, Inc.	$65.0		0.54 x	NA		NA		NA		NA	NA	NA
5/13/2002	6/17/2002	Land’s End	Catalog Retail	Sears Roebuck & Co.	$1,793.7		1.12 x	11.5 x		14.0 x		8.9%		21.5%	23.2%	27.9%

Low					$30.0		0.17 x	8.3 x		11.3 x	#	5.6%	#	2.0%	2.2%	15.1%
High					$1,793.7		2.45 x	26.4 x		191.4 x	#	100.0%	#	72.6%	74.7%	71.0%

Median					$261.9		0.79 x	12.5 x		14.3 x	#	9.2%	#	23.1%	23.5%	34.3%
Mean					$386.8		0.87 x	15.0 x		45.9 x	#	21.4%	#	28.1%	27.5%	37.4%

•	The above transactions generally reflect acquisition of companies with better margins and more scale than Hanover. Therefore, comparability may not be appropriate.

[1]	Transactions with announcement dates between 2002 – 2006 for which purchase price multiples were available were considered. Sources included Securities Data Company, Mergerstat, and public filings.

[2]	Forward EBITDA multiple was estimated to be in the range of 6-7 times based on press releases.

[3]

The EV is based on the initial offer price of $20.50 per share. The offer price was revised to $20.00 per share on July 15, 2005. LTM June 2005 EBITDA was estimated to be of $41.8 million (Source: Capital IQ). The EBITDA multiple would have been 9.4x.

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Valuation Implications

ACQUISITION PREMIUM ANALYSIS

Acquisition Premium Analysis[1]

Premium

[1]	Based on 13e3 transactions filings with SEC for the period of 2004 – 2006, and 2002 – 2006 comparable M&A transactions.

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